Second Quarter 2012
Earnings Release and Supplemental Information





**Howard Crossing
Ellicott City, MD**





**The Landings
Bethlehem, PA**





HOME PROPERTIES, INC.
SUPPLEMENTAL FINANCIAL INFORMATION
SECOND QUARTER 2012
TABLE OF CONTENTS



FOR IMMEDIATE RELEASE

Home Properties Reports Second Quarter 2012 Results
FFO Per Share Exceeds Wall Street's Mean Estimate by 1 Cent

ROCHESTER, N.Y., August 2, 2012 – Home Properties, Inc. (NYSE: HME) today released financial results for the second quarter ended June 30, 2012. All results are reported on a diluted basis.

"Home Properties continued to post excellent results in the second quarter of 2012, with same-store net operating income growth of 8.0% compared to the same quarter last year, which is the largest year-over-year second quarter increase in the last six years," said Edward J. Pettinella, Home Properties President and CEO. "Home Properties, like the entire multifamily sector, is currently enjoying the positive fundamentals in our business. Based on performance in the first half of 2012 and the favorable operating environment, we have increased our expectations for Funds From Operations results for the balance of the year."

Earnings per share ("EPS") for the quarter ended June 30, 2012 was $0.28, compared to $0.20 for the quarter ended June 30, 2011. The $0.08 increase in EPS is primarily attributable to a $6.2 million increase in income from operations from both the properties owned throughout 2011 and 2012 (the "Core" properties) and those acquired, developed, or redeveloped subsequent to January 1, 2011 (the "Non-Core" properties).

For the quarter ended June 30, 2012, Funds From Operations ("FFO") was $57.6 million, or $0.96 per share, compared to $44.6 million, or $0.87 per share, for the quarter ended June 30, 2011, which equates to a 10.2% increase on a per-share basis. Second quarter 2012 FFO of $0.96 per share was $0.01 above the midpoint of the guidance range provided by management and the analysts' mean estimate, as reported by Thomson. Operating FFO ("OFFO"), which excludes acquisition costs of $0.045 per share, was a record high in the second quarter 2012 of $1.00 per share, four cents above the midpoint of the OFFO guidance range provided by management. A reconciliation of GAAP net income to FFO and OFFO is included in the financial data accompanying this news release.

Second Quarter Operating Results

For the second quarter of 2012, same-property comparisons (for 113 Core properties containing 37,811 apartment units owned since January 1, 2011) reflected an increase in rental income of 5.0% and a 4.8% increase in total revenues compared to the same quarter a year ago. Net operating income ("NOI") increased by 8.0% from the second quarter of 2011. Property level operating expenses decreased by 0.3% compared to the prior year quarter, primarily due to decreases in electricity and natural gas heating costs, which were partially offset by increases in property insurance and real estate taxes.

Average physical occupancy for the Core properties was 96.2% during the second quarter of 2012, up from 95.8% during the second quarter of 2011. Average monthly rental rates of $1,218 represent a 4.5% increase compared to the year-ago period.

On a sequential basis, compared to the 2012 first quarter results for Core properties, rental income (excluding utility recovery) increased 1.8% in the second quarter of 2012, total revenues decreased 0.4%, expenses decreased 6.1% and NOI increased 3.1%. Average physical occupancy increased 0.7% to 96.2%. The total revenue decrease in the second quarter compared to the first quarter was due to the typical seasonality from lower heating cost reimbursements. The expense decrease between the first and second quarters represented seasonality from lower natural gas heating costs.

Physical occupancy for the 6,107 apartment units acquired/developed/redeveloped between January 1, 2011 and June 30, 2012 averaged 92.2% during the second quarter of 2012, at average monthly rents of $1,435.

Year-to-Date Operating Results

For the six months ended June 30, 2012, same-property comparisons for the Core properties reflected an increase in total revenues of 4.7% and a decrease in total expense of 1.6% resulting in an 8.9% increase in NOI compared to the first six months of 2011. Property level operating expenses decreased, primarily due to lower natural gas heating costs and snow removal costs. These decreases were partially offset by increases in property insurance and real estate taxes.

Average physical occupancy for the Core properties was 95.8% during the first six months of 2012, up from 95.6% a year ago, with average monthly rental rates of $1,213, an increase of 4.6% over the prior year period.

Acquisitions/Dispositions

As previously reported, during the second quarter of 2012, the Company acquired two apartment communities with a total of 668 units in the Washington, D.C. region and one community with 1,350 units in the Baltimore, Maryland region, for a combined purchase price of $298.2 million. In connection with these acquisitions, closing costs of approximately $2.7 million were incurred and are included in other expenses in the second quarter of 2012.

There were no dispositions of apartment communities in the second quarter of 2012. The Company previously announced it is marketing for sale 10 properties, with a total of 2,478 units in several regions, which are in various stages of the selling process. While closings are expected in the third and fourth quarters, every property listed for sale ultimately may not be sold.

Development

With construction finished on all the apartment units, the Company is nearing completion of The Apartments at Cobblestone Square, located in Fredericksburg, Virginia. Currently, 88% of the 314 units are leased.

The Company started construction in the fourth quarter of 2011 on Eleven55 Ripley, which will consist of 379 units located in downtown Silver Spring, Maryland. Initial occupancy is projected to occur in the third quarter of 2013, with completion of the entire project anticipated in 2014.

The Company started construction in the second quarter of 2012 on The Courts at Spring Mill Station in Conshohocken, Pennsylvania, a 385-apartment development. Initial occupancy is projected in the fourth quarter of 2013, and the entire project is expected to be completed in 2014.

Capital Markets Activities

As of June 30, 2012, the Company's ratio of debt-to-total market capitalization was 44.2% (based on a June 30, 2012 stock price of $61.36 used to determine equity value), with $175 million outstanding on its $275 million revolving credit facility and $10.5 million of unrestricted cash on hand. Total debt of $2.9 billion was outstanding, at interest rates averaging 4.4% and with staggered maturities averaging five years. Approximately 75% of total indebtedness is at fixed rates. Interest coverage for the quarter was 2.9 times and the fixed charge ratio was 2.8 times.

As previously reported, a portion of the Howard Crossing acquisition was funded using the proceeds from the issuance of $50 million of unsecured senior guaranteed notes, which are due June 27, 2019 and bear interest at 4.16%. The balance of the purchase was funded through the line of credit and a $100 million unsecured bank demand loan, with the same terms and interest rate as the line of credit, which on June 30, 2012 was 1.55%.

On July 19, 2012, the Company entered into two interest rate swap agreements that effectively convert a $250 million unsecured term loan with a variable interest rate equal to the one-month LIBOR plus 1.3%, due on December 9, 2016, to a fixed rate of 1.99%. This will increase the amount of fixed rate indebtedness from 75% to 84%.

On September 17, 2010, the Company initiated an At-The-Market (ATM) equity offering program, with authorization to sell up to 3.6 million common shares. At the end of the first quarter 2012, the Company had 207,500 shares remaining. As previously reported, on May 14, 2012, the Company filed with the Securities and Exchange Commission to initiate a new ATM equity offering program through which it may sell up to 4.4 million common shares. During the second quarter, 928,299 shares were sold (including 22,200 shares with a settlement date in early July) at an average price of $61.52 generating gross proceeds of $57.1 million and net proceeds of $55.9 million. There are approximately 3.7 million common shares remaining under this program.

Outlook

Based on higher second quarter results than expected and higher results anticipated for the balance of the year, the Company has increased the midpoint of its prior FFO guidance by seven cents to $4.00 and the range of FFO per share to $3.96 to $4.04 from $3.87 to $3.99. This guidance range reflects management's current assessment of economic and market conditions. Likewise, Operating FFO has been increased by nine cents to $4.05 at the midpoint with a range of $4.01 to $4.09. The difference between FFO and OFFO is solely due to expensed acquisition costs. Because projected acquisition costs are minimal, the quarterly breakdown for the balance of 2012 guidance on FFO and OFFO per share results is identical: third quarter $1.03 to $1.07; fourth quarter $1.00 to $1.04.

Dividend Declared

The Company announced a regular cash dividend on the Company's common shares of $0.66 per share for the quarter ended June 30, 2012. The dividend is payable on August 24, 2012 to shareholders of record on August 14, 2012 and is equivalent to an annualized rate of $2.64 per share. The current annual dividend represents a 4.0% yield based on the July 31, 2012 closing price of $65.61. Home Properties' common stock will begin trading ex-dividend on August 10, 2012.

Supplemental Information

The Company produces supplemental information that includes details regarding property operations, other income, acquisitions, sales, geographic market breakdown, debt and new development. The supplemental information is available via the Company's website through the "Investors" section or e-mail upon request.

Second Quarter 2012 Earnings Conference Call

The Company will conduct a conference call and simultaneous webcast tomorrow at 11:00 AM ET to review and comment on the information reported in this release. The webcast, which includes audio and a slide presentation, will be available, live at 11:00 AM and archived by 1:00 PM, through the "Investors" section home page of the website www.homeproperties.com. For live audio-only participation, please dial 800-913-1647 (International 212-231-2900).

Third Quarter 2012 Earnings Release and Conference Call

The Company's third quarter 2012 financial results are scheduled to be released after the stock market closes on Thursday, November 1, 2012. A conference call, which will be simultaneously webcast, is scheduled for Friday, November 2, 2012 at 11:00 AM ET and will be accessible following the instructions for the current quarter's conference call.

Third Quarter 2012 Conference/Event Schedule

Home Properties is scheduled to participate in the BMO Capital Markets 7th Annual North American Real Estate Conference in Chicago on September 5-6, the Bank of America Merrill Lynch 2012 Global Real Estate Conference in New York City on September 12, and the Zelman & Associates 2012 Housing Summit in McLean, Virginia on September 27-28. Any audio presentation and related materials will be available in the "Investors" section of www.homeproperties.com.

This release contains forward-looking statements. Although the Company believes expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Factors that may cause actual results to differ include general economic and local real estate conditions, weather and other conditions that might affect operating expenses, the timely completion of repositioning and new development activities within anticipated budgets, the actual pace of future acquisitions and dispositions, and continued access to capital to fund growth.

Home Properties is a publicly traded multifamily real estate investment trust (REIT) that owns, operates, develops, acquires and rehabilitates apartment communities primarily in selected Northeast and Mid-Atlantic markets. An S&P 400 Company, Home Properties owns and operates 127 communities containing 44,232 apartment units. For more information, visit Home Properties' website at www.homeproperties.com.

HOME PROPERTIES, INC.
SUMMARY OF OCCUPANCY AND PROPERTY OPERATING RESULTS

Second Quarter Results:	Avg. Physical Occupancy[(a)]		2Q 2012	2Q 2012 vs. 2Q 2011 % Growth				
	2Q 2012	2Q 2011	Average Monthly Rent/ Occ Unit	Base Rental Rates	Total Revenue	Total Expense	NOI
Core Properties[(b)]	96.2%	95.8%	$1,218	4.5%	4.8%	(0.3%)	8.0%
Non-Core Properties[(c)]	92.2%	NA	$1,435	NA	NA	NA	NA
TOTAL PORTFOLIO	95.7%	NA	$1,241	NA	NA	NA	NA

Year-To-Date Results:	Avg. Physical Occupancy[(a)]		YTD 2012	YTD 2012 vs. YTD 2011 % Growth				
	YTD 2012	YTD 2011	Average Monthly Rent / Occ Unit	Base Rental Rates	Total Revenue	Total Expense	NOI
Core Properties[(b)]	95.8%	95.6%	$1,213	4.6%	4.7%	(1.6%)	8.9%
Non-Core Properties[(c)]	90.3%	NA	$1,442	NA	NA	NA	NA
TOTAL PORTFOLIO	95.2%	NA	$1,236	NA	NA	NA	NA

[(a)] Average physical occupancy is defined as total possible rental income, net of vacancy expense, as a percentage of total possible rental income. Total possible rental income is determined by valuing occupied units at contract rates and vacant units at market rents.

[(b)] Core Properties consist of 113 properties with 37,811 apartment units owned throughout 2011 and 2012.

[(c)] Non-Core Properties consist of 13 properties with 6,107 apartment units acquired, developed, or redeveloped subsequent to January 1, 2011, such that full year comparable operating results are not available. Non-Core Properties excludes properties still under development where construction is not 100% complete.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data – Unaudited)

	Three Months Ended June 30		Six Months Ended June 30	
	2012	**2011**	**2012**	**2011**
Rental income	$ 150,026	$ 129,764	$ 295,220	$ 257,185
Property other income	12,313	10,906	27,427	24,830
Other income	21	17	31	70
Total revenues	162,360	140,687	322,678	282,085
Operating and maintenance	58,727	53,721	119,999	112,000
General and administrative	11,037	8,826	19,350	15,062
Interest	31,528	32,800	63,054	65,831
Depreciation and amortization	41,671	34,735	82,075	69,214
Other expenses	2,693	99	2,710	109
Total expenses	145,656	130,181	287,188	262,216
Net income	16,704	10,506	35,490	19,869
Net income attributable to noncontrolling interest	(2,977)	(2,311)	(6,375)	(4,450)
Net income attributable to common stockholders	$ 13,727	$ 8,195	$ 29,115	$ 15,419
Reconciliation from net income attributable to common stockholders to Funds From Operations:				
Net income available to common stockholders	$ 13,727	$ 8,195	$ 29,115	$ 15,419
Real property depreciation and amortization	40,920	34,053	80,579	67,867
Noncontrolling interest	2,977	2,311	6,375	4,450
FFO - basic and diluted [(1)]	$ 57,624	$ 44,559	$ 116,069	$ 87,736

[(1)] Pursuant to the updated guidance for Funds From Operations provided by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"), FFO is defined as net income (computed in accordance with accounting principles generally accepted in the United States of America ("GAAP")) excluding gains or losses from disposition of property, impairment write-downs of depreciable real estate, noncontrolling interest and extraordinary items plus depreciation from real property. The Company believes all adjustments not specifically provided for are consistent with the definition. Other similarly titled measures may not be calculated in the same manner.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data – Unaudited)

	Three Months Ended June 30		Six Months Ended June 30	
	2012	**2011**	**2012**	**2011**
FFO – basic and diluted	$ 57,624	$ 44,559	$ 116,069	$ 87,736
FFO – basic and diluted	$ 57,624	$ 44,559	$ 116,069	$ 87,736
Acquisition costs of closed deals included in other expenses	2,693	99	2,710	109
Operating FFO [(2)]	$ 60,317	$ 44,658	$ 118,779	$ 87,845
FFO – basic and diluted	$ 57,624	$ 44,559	$ 116,069	$ 87,736
Recurring non-revenue generating capital expenses	(9,013)	(7,803)	(17,912)	(15,576)
Addback of non-cash interest expense	-	548	-	1,086
AFFO [(3)]	$ 48,611	$ 37,304	$ 98,157	$ 73,246
Operating FFO	$ 60,317	$ 44,658	$ 118,779	$ 87,845
Recurring non-revenue generating capital expenses	(9,013)	(7,803)	(17,912)	(15,576)
Addback of non-cash interest expense	-	548	-	1,086
Operating AFFO [(2) (3)]	$ 51,304	$ 37,403	$ 100,867	$ 73,355
Weighted average shares/units outstanding:				
Shares – basic	49,026.4	39,479.2	48,694.4	38,742.9
Shares – diluted	49,678.7	40,230.4	49,327.9	39,407.5
Shares/units – basic [(4)]	59,676.5	50,635.5	59,371.0	49,964.9
Shares/units – diluted [(4)]	60,328.8	51,386.7	60,004.4	50,629.5
Per share/unit:				
Net income – basic	$0.28	$0.21	$0.60	$0.40
Net income – diluted	$0.28	$0.20	$0.59	$0.39
FFO – basic	$0.97	$0.88	$1.95	$1.76
FFO – diluted	$0.96	$0.87	$1.93	$1.73
Operating FFO [(2)]	$1.00	$0.87	$1.98	$1.74
AFFO [(3)]	$0.81	$0.73	$1.64	$1.45
Operating AFFO [(2) (3)]	$0.85	$0.73	$1.68	$1.45
Common Dividend paid	$0.66	$0.62	$1.32	$1.24

[(2)] Operating FFO is defined as FFO as computed in accordance with NAREIT definition, adjusted for the add back of acquisition costs on closed deals.

[(3)] Adjusted Funds From Operations ("AFFO") is defined as gross FFO less an annual reserve for anticipated recurring, non-revenue generating capitalized costs of $848 and $800 per apartment unit in 2012 and 2011, respectively. Non-cash interest expense of the exchangeable senior notes in accordance with ASC 470-20 (formerly APB14-1) has been added back for 2011. The resulting sum is divided by the weighted average shares/units on a diluted basis to arrive at AFFO per share/unit.

[(4)] Basic includes common stock outstanding plus operating partnership units in Home Properties, L.P., which can be converted into shares of common stock. Diluted includes additional common stock equivalents.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands - Unaudited)

	June 30, 2012	December 31, 2011
Land	$ 790,008	$ 721,542
Construction in progress	77,864	64,201
Buildings, improvements and equipment	4,575,953	4,256,581
	5,443,825	5,042,324
Accumulated depreciation	(1,064,446)	(983,759)
Real estate, net	4,379,379	4,058,565
Cash and cash equivalents	10,499	8,297
Cash in escrows	36,014	32,604
Accounts receivable	11,871	12,142
Prepaid expenses	13,138	15,994
Deferred charges	14,964	16,322
Other assets	11,182	9,282
Total assets	$ 4,477,047	$ 4,153,206
Mortgage notes payable	$ 2,217,361	$ 2,260,836
Unsecured notes payable	550,000	400,000
Unsecured line of credit	175,000	2,500
Accounts payable	24,615	20,953
Accrued interest payable	9,951	10,286
Accrued expenses and other liabilities	31,720	29,474
Security deposits	20,176	19,513
Total liabilities	3,028,823	2,743,562
Common stockholders' equity	1,194,093	1,153,668
Noncontrolling interest	254,131	255,976
Total equity	1,448,224	1,409,644
Total liabilities and equity	$ 4,477,047	$ 4,153,206
Total shares/units outstanding:		
Common stock	49,819.5	48,321.3
Operating partnership units	10,638.4	10,739.8
	60,457.9	59,061.1

For further information:

David P. Gardner, Executive Vice President and Chief Financial Officer, (585) 246-4113
Charis W. Warshof, Vice President, Investor Relations, (585) 295-4237

###

Second Quarter 2012						2Q '12 versus 2Q '11 % Growth				
	# of Units	Date Acquired	2Q '12 Rent/Mo.	2Q '12 Occup.	2Q '11 Occup.	Rental Rates[1]	Total Revenue	Total Expense	Total NOI	2Q '12 % Co. NOI
Baltimore Region										
Annapolis Roads	282	6/17/2010	$ 1,267	92.9%	94.5%	0.8%	2.7%	3.7%	2.1%	
Bonnie Ridge	960	7/1/1999	$ 1,131	96.6%	95.1%	3.0%	4.7%	(7.9%)	10.9%	
Canterbury Apartments	618	7/15/1999	$ 1,001	96.8%	94.4%	3.5%	5.2%	(2.9%)	9.9%	
Charleston Place	858	9/30/2010	$ 1,170	97.0%	96.1%	4.6%	8.4%	(5.5%)	15.9%	
Country Village	344	4/30/1998	$ 1,043	95.8%	97.3%	6.4%	4.0%	(2.1%)	7.7%	
Dunfield Townhomes	312	11/1/2007	$ 1,193	95.7%	95.8%	4.2%	4.5%	4.9%	4.3%	
Falcon Crest	396	7/15/1999	$ 1,025	96.0%	96.8%	3.4%	2.6%	(6.1%)	6.7%	
Fox Hall Apartments	720	3/28/2007	$ 895	93.4%	92.6%	3.6%	0.6%	(0.8%)	1.5%	
Gateway Village	132	7/15/1999	$ 1,360	97.7%	94.9%	2.9%	6.9%	(2.5%)	12.1%	
Heritage Woods	164	10/4/2006	$ 1,188	96.7%	97.9%	6.9%	6.1%	(2.0%)	10.4%	
Howard Crossing	1,350	6/28/2012	$ 1,053	91.8%	n/a	n/a	n/a	n/a	n/a	
Middlebrooke Apartments	208	4/1/2010	$ 989	93.7%	94.2%	6.9%	7.7%	5.4%	9.1%	
Mill Towne Village Apts	384	5/31/2001	$ 918	96.9%	93.1%	1.8%	2.7%	3.1%	2.5%	
Morningside Heights	1,050	4/30/1998	$ 919	93.1%	93.6%	3.6%	(0.2%)	6.0%	(3.2%)	
Owings Run	504	7/15/1999	$ 1,257	95.8%	96.4%	2.1%	2.2%	(5.2%)	5.5%	
Ridgeview at Wakefield Valley	204	1/13/2005	$ 1,216	96.7%	96.3%	1.0%	1.7%	(5.7%)	6.4%	
Saddle Brooke Apartments	468	10/29/2008	$ 1,087	95.5%	93.9%	6.6%	10.3%	(1.8%)	18.0%	
Selford Townhomes	102	7/15/1999	$ 1,401	98.5%	95.9%	3.5%	9.4%	(1.1%)	14.2%	
The Apts at Cambridge Court	544	8/23/2011	$ 1,330	93.7%	n/a	n/a	n/a	n/a	n/a	
The Coves at Chesapeake	469	11/20/2006	$ 1,277	94.1%	92.6%	4.2%	4.1%	(8.5%)	11.5%	
The Greens at Columbia	168	7/29/2010	$ 1,414	93.4%	96.7%	4.7%	1.8%	4.2%	0.8%	
Timbercroft Townhomes	284	7/15/1999	$ 957	100.2%	98.7%	3.8%	4.7%	(3.4%)	9.3%	
Top Field	156	10/4/2006	$ 1,315	96.9%	97.0%	4.9%	4.8%	(17.9%)	16.2%	
Village Square Townhomes	370	7/15/1999	$ 1,188	96.5%	97.8%	2.8%	4.5%	2.5%	5.3%	
Westbrooke Apartments	110	4/1/2010	$ 851	95.1%	92.4%	4.8%	5.7%	(10.7%)	23.2%	
Woodholme Manor	177	3/30/2001	$ 918	93.9%	93.0%	3.0%	5.9%	5.4%	6.2%	
Total Baltimore Region	11,334		$ 1,090	95.6%	95.1%	3.7%	4.2%	(2.2%)	7.7%	21.9%
Boston Region										
Gardencrest	696	6/28/2002	$ 1,627	96.4%	96.6%	6.3%	4.9%	(0.9%)	7.6%	
Highland House	172	5/31/2006	$ 1,238	97.0%	97.0%	6.2%	5.8%	(3.9%)	12.3%	
Liberty Commons	120	8/30/2006	$ 1,296	96.4%	96.9%	3.4%	1.3%	8.2%	(1.6%)	
Liberty Place	107	6/6/2006	$ 1,495	96.6%	96.6%	3.7%	5.0%	5.4%	4.8%	
Redbank Village	500	7/8/1998	$ 935	97.4%	96.3%	4.6%	6.5%	3.2%	8.7%	
Stone Ends	280	2/12/2003	$ 1,311	95.6%	96.8%	6.1%	5.8%	3.3%	7.1%	
The Commons at Haynes Farm	302	7/15/2011	$ 1,271	97.2%	n/a	n/a	n/a	n/a	n/a	
The Heights at Marlborough	348	9/7/2006	$ 1,239	95.2%	95.5%	5.8%	4.9%	(8.2%)	14.0%	
The Meadows at Marlborough	264	9/7/2006	$ 1,187	95.1%	96.8%	5.1%	1.1%	(2.4%)	3.7%	
The Townhomes of Beverly	204	2/15/2007	$ 1,528	96.2%	96.2%	3.6%	4.1%	(7.0%)	10.8%	
The Village at Marshfield	276	3/17/2004	$ 1,193	96.5%	96.9%	3.7%	2.1%	3.8%	1.3%	
Westwoods	35	4/30/2007	$ 1,300	100.0%	94.9%	5.5%	18.8%	13.5%	22.5%	
Total Boston Region	3,304		$ 1,308	96.3%	96.5%	5.3%	4.6%	(0.6%)	7.5%	8.2%
Chicago Region										
Blackhawk	371	10/20/2000	$ 890	96.1%	95.9%	2.7%	2.8%	3.7%	1.8%	
Courtyards Village	224	8/29/2001	$ 887	97.7%	97.1%	6.4%	10.4%	11.7%	9.1%	
Cypress Place	192	12/27/2000	$ 1,002	97.9%	97.4%	7.7%	7.9%	(0.3%)	15.7%	
Lakeview Townhomes	120	10/18/2010	$ 1,220	96.7%	95.1%	6.6%	13.4%	14.7%	12.4%	
The Colony	783	9/1/1999	$ 891	97.0%	96.4%	3.3%	4.7%	0.2%	9.1%	
The Gates of Deer Grove	204	12/15/2011	$ 1,052	93.5%	n/a	n/a	n/a	n/a	n/a	
The New Colonies	672	6/23/1998	$ 775	95.3%	95.7%	3.3%	2.9%	9.2%	(2.4%)	
Total Chicago Region	2,566		$ 883	96.5%	96.2%	4.1%	5.4%	4.9%	5.8%	3.6%
Florida Region										
The Hamptons	668	7/7/2004	$ 998	96.4%	96.0%	2.5%	2.4%	(4.6%)	9.5%	
Vinings at Hampton Village	168	7/7/2004	$ 1,115	97.0%	97.0%	1.6%	0.8%	(7.9%)	10.5%	
Total Florida Region	836		$ 1,022	96.6%	96.2%	2.3%	2.1%	(5.3%)	9.7%	1.4%
Long Island, NY Region										
Bayview / Colonial	160	11/1/2000	$ 1,302	98.9%	98.6%	4.5%	3.8%	(8.1%)	13.8%	
Cambridge Village	82	3/1/2002	$ 1,863	97.1%	98.6%	6.3%	3.4%	(0.0%)	5.8%	
Crescent Club Apartments	257	9/30/2010	$ 1,337	96.8%	97.2%	5.6%	5.2%	(11.3%)	18.3%	
Devonshire Hills	656	7/16/2001	$ 1,630	97.1%	96.7%	3.6%	5.3%	(1.1%)	9.1%	
Hawthorne Court	434	4/4/2002	$ 1,473	97.7%	98.1%	3.2%	3.8%	3.1%	4.3%	
Heritage Square	80	4/4/2002	$ 1,818	98.4%	97.3%	5.4%	7.7%	2.4%	12.0%	
Holiday Square	144	5/31/2002	$ 1,266	99.3%	97.3%	4.7%	7.4%	2.0%	11.3%	
Lake Grove Apartments	368	2/3/1997	$ 1,485	97.0%	95.3%	4.1%	4.5%	(3.1%)	9.2%	
Mid-Island Estates	232	7/1/1997	$ 1,456	98.7%	98.4%	5.2%	6.5%	(8.4%)	16.2%	
Sayville Commons	342	7/15/2005	$ 1,624	96.9%	97.3%	2.6%	1.7%	7.8%	(2.8%)	
South Bay Manor	61	9/11/2000	$ 1,669	97.8%	96.4%	2.3%	3.7%	(3.9%)	9.9%	
Southern Meadows	452	6/29/2001	$ 1,455	97.3%	97.3%	4.0%	2.7%	(0.3%)	4.8%	
Westwood Village Apts	242	3/1/2002	$ 2,456	98.4%	96.1%	4.1%	7.9%	0.7%	13.0%	
Woodmont Village Apts	97	3/1/2002	$ 1,368	96.3%	97.2%	3.6%	2.6%	(2.6%)	5.3%	
Yorkshire Village Apts	40	3/1/2002	$ 1,883	97.2%	96.7%	3.4%	6.7%	(5.3%)	20.7%	
Total Long Island Region	3,647		$ 1,575	97.5%	97.1%	4.0%	4.7%	(0.8%)	8.5%	10.4%

Second Quarter 2012						2Q '12 versus 2Q '11 % Growth				
	# of Units	Date Acquired	2Q '12 Rent/Mo.	2Q '12 Occup.	2Q '11 Occup.	Rental Rates[1]	Total Revenue	Total Expense	Total NOI	2Q '12 % Co. NOI
New Jersey Region										
Barrington Gardens	148	3/1/2005	$ 1,279	97.4%	97.6%	7.8%	5.9%	0.7%	9.6%	
Chatham Hill Apartments	308	1/30/2004	$ 1,854	95.7%	95.5%	6.2%	5.4%	0.7%	7.6%	
East Hill Gardens	33	7/8/1998	$ 1,608	96.7%	92.4%	3.6%	9.2%	16.9%	5.3%	
Hackensack Gardens	198	3/1/2005	$ 1,171	98.0%	98.8%	5.3%	6.5%	5.8%	6.9%	
Jacob Ford Village	270	2/15/2007	$ 1,316	98.1%	96.9%	6.9%	8.7%	(11.8%)	19.0%	
Lakeview	106	7/8/1998	$ 1,421	98.0%	95.2%	3.3%	5.4%	1.3%	7.9%	
Northwood Apartments	134	1/30/2004	$ 1,385	97.4%	96.0%	4.6%	7.3%	(1.0%)	12.4%	
Oak Manor	77	7/8/1998	$ 1,867	97.8%	98.2%	5.6%	2.0%	(2.0%)	3.8%	
Pleasant View	1,142	7/8/1998	$ 1,186	95.9%	95.8%	3.8%	2.7%	1.2%	3.5%	
Pleasure Bay	270	7/8/1998	$ 1,076	96.5%	96.0%	5.2%	5.4%	2.3%	8.1%	
Royal Gardens Apartments	550	5/28/1997	$ 1,288	97.4%	96.2%	4.1%	5.3%	(6.4%)	12.6%	
Wayne Village	275	7/8/1998	$ 1,438	97.3%	96.1%	3.2%	3.9%	(3.3%)	7.6%	
Windsor Realty	67	7/8/1998	$ 1,316	94.3%	98.3%	3.1%	1.2%	6.1%	(1.9%)	
Total New Jersey Region	3,578		$ 1,318	96.8%	96.2%	4.7%	4.7%	(0.9%)	8.0%	9.1%
Philadelphia Region										
Castle Club	158	3/15/2000	$ 1,014	95.7%	94.3%	4.5%	7.3%	4.1%	9.8%	
Chesterfield	247	9/23/1997	$ 940	95.9%	94.7%	2.7%	4.7%	(1.8%)	10.4%	
Curren Terrace	318	9/23/1997	$ 902	95.5%	96.1%	5.1%	5.0%	1.2%	8.7%	
Glen Brook	174	7/28/1999	$ 862	94.3%	92.3%	4.6%	7.7%	(1.9%)	22.1%	
Glen Manor	174	9/23/1997	$ 820	92.4%	97.3%	1.3%	(6.9%)	8.8%	(20.8%)	
Golf Club	399	3/15/2000	$ 1,126	95.4%	95.0%	3.9%	1.9%	0.4%	2.8%	
Hill Brook Place	274	7/28/1999	$ 934	97.5%	95.4%	4.4%	8.3%	(4.8%)	21.3%	
Home Properties of Bryn Mawr	316	3/15/2000	$ 1,417	92.4%	88.7%	13.6%	15.6%	(11.2%)	35.9%	
Home Properties of Devon	631	3/15/2000	$ 1,217	93.8%	93.8%	7.8%	7.4%	(4.3%)	14.6%	
New Orleans Park	442	7/28/1999	$ 895	95.4%	95.2%	3.6%	2.2%	2.2%	2.2%	
Racquet Club	466	7/7/1998	$ 1,107	95.9%	95.3%	5.6%	5.5%	2.3%	7.6%	
Racquet Club South	103	5/27/1999	$ 940	95.1%	96.3%	4.7%	2.1%	4.1%	0.3%	
Ridley Brook	244	7/28/1999	$ 961	96.0%	94.0%	2.7%	3.4%	1.5%	5.1%	
Sherry Lake	298	7/23/1998	$ 1,254	96.9%	97.7%	5.4%	4.7%	8.5%	2.9%	
The Brooke at Peachtree Village	146	8/15/2005	$ 1,175	98.2%	98.3%	5.0%	4.2%	5.5%	3.3%	
The Landings	384	11/22/1996	$ 1,053	97.2%	97.0%	5.9%	7.4%	11.5%	4.8%	
Trexler Park	250	3/15/2000	$ 1,109	95.9%	96.3%	5.3%	4.4%	1.8%	6.1%	
Trexler Park West	216	8/15/2008	$ 1,358	96.6%	97.2%	6.1%	6.5%	7.2%	6.2%	
Waterview Apts	203	7/14/2011	$ 1,050	93.6%	n/a	n/a	n/a	n/a	n/a	
William Henry	363	3/15/2000	$ 1,191	93.9%	94.7%	7.9%	8.1%	3.0%	11.1%	
Total Philadelphia Region	5,806		$ 1,087	95.3%	95.0%	5.9%	5.8%	1.1%	9.2%	11.8%
Washington, D.C. Region										
1200 East West	247	5/11/2010	$ 1,887	96.5%	96.2%	9.4%	11.7%	(10.0%)	22.9%	
Arbor Park of Alexandria	851	Redevelopment	$ 1,441	81.5%	88.1%	8.8%	1.7%	(7.8%)	8.0%	
Braddock Lee	255	3/13/1998	$ 1,376	99.0%	98.6%	4.3%	4.9%	7.0%	3.6%	
Cider Mill	864	9/27/2002	$ 1,184	95.6%	93.9%	3.1%	6.1%	3.2%	8.1%	
Cinnamon Run	511	12/28/2005	$ 1,277	92.3%	95.5%	3.6%	0.5%	2.7%	(0.5%)	
Cobblestone Square	314	Under Construction [2]	$ 1,268	n/a	n/a	n/a	n/a	n/a	n/a	
Courts at Huntington Station	421	Lease Up	$ 1,991	90.3%	n/a	n/a	n/a	n/a	n/a	
East Meadow	150	8/1/2000	$ 1,396	97.9%	97.5%	4.1%	3.1%	(5.4%)	8.3%	
Elmwood Terrace	504	6/30/2000	$ 961	96.0%	95.1%	4.5%	6.2%	(4.0%)	15.2%	
Falkland Chase	450	9/10/2003	$ 1,441	95.4%	95.2%	3.2%	4.2%	5.6%	3.5%	
Hunters Glen	108	4/19/2011	$ 971	95.7%	n/a	n/a	n/a	n/a	n/a	
Mount Vernon Square	1,387	12/27/2006	$ 1,275	95.7%	95.2%	3.5%	4.6%	(2.0%)	7.9%	
Newport Village	937	10/17/2011	$ 1,548	95.5%	n/a	n/a	n/a	n/a	n/a	
Park Shirlington	294	3/13/1998	$ 1,367	97.7%	98.5%	4.6%	2.7%	5.4%	1.0%	
Peppertree Farm	879	12/28/2005	$ 1,242	94.2%	93.7%	3.1%	4.2%	1.7%	5.7%	
Seminary Hill	296	7/1/1999	$ 1,354	98.7%	99.0%	5.7%	4.9%	2.4%	6.6%	
Seminary Towers	544	7/1/1999	$ 1,426	96.2%	95.6%	6.3%	6.0%	4.8%	6.8%	
Somerset Park	108	10/11/2011	$ 1,428	98.3%	n/a	n/a	n/a	n/a	n/a	
Tamarron Apartments	132	7/15/1999	$ 1,567	97.0%	96.1%	3.0%	3.4%	(3.7%)	6.3%	
The Apts at Wellington Trace	240	3/2/2004	$ 1,383	97.1%	97.9%	5.8%	6.5%	0.2%	9.5%	
The Courts at Dulles	411	11/30/2011	$ 1,531	96.5%	n/a	n/a	n/a	n/a	n/a	
The Courts at Fair Oaks	364	9/30/2010	$ 1,486	95.9%	96.1%	4.2%	5.8%	5.5%	6.0%	
The Manor - MD	435	8/31/2001	$ 1,317	95.5%	96.6%	3.4%	4.2%	(10.9%)	12.4%	
The Manor - VA	198	2/19/1999	$ 1,098	98.5%	99.0%	7.6%	8.7%	2.4%	13.0%	
The Manor East	164	5/11/2012	$ 1,035	96.5%	n/a	n/a	n/a	n/a	n/a	
The Sycamores	185	12/16/2002	$ 1,442	97.0%	96.8%	6.2%	7.4%	4.3%	9.0%	
Village at Potomac Falls	247	8/5/2010	$ 1,374	97.6%	97.6%	8.6%	7.4%	(0.6%)	12.6%	
Virginia Village	344	5/31/2001	$ 1,401	98.7%	99.5%	6.7%	4.3%	(14.6%)	14.9%	
West Springfield	244	11/18/2002	$ 1,549	96.7%	97.9%	6.8%	7.0%	5.2%	7.9%	
Westchester West	345	12/30/2008	$ 1,328	93.7%	92.0%	2.6%	5.5%	3.2%	6.8%	
Woodleaf Apartments	228	3/19/2004	$ 1,286	94.9%	93.8%	3.7%	3.1%	4.4%	2.5%	
Woodway at Trinity Centre	504	5/17/2012	$ 1,369	94.9%	n/a	n/a	n/a	n/a	n/a	
Total Washington, D.C. Region	13,161		$ 1,323	96.0%	95.8%	4.5%	5.1%	0.3%	7.8%	33.6%
TOTAL OWNED PORTFOLIO	**44,232**		**$ 1,241**	**95.7%**	n/a	n/a	n/a	n/a	n/a	100.0%
TOTAL CORE PORTFOLIO	**37,811**		**$ 1,218**	**96.2%**	**95.8%**	**4.5%**	**4.8%**	**(0.3%)**	**8.0%**	

[1] Reflects net change in base rental rates before utility reimbursements and economic occupancy changes.
[2] For properties classified as Under Construction, see Development Pipeline schedule for occupancy information.

June YTD

						YTD '12 versus YTD '11 % Growth				
	# of Units	Date Acquired	YTD '12 Rent/Mo.	YTD '12 Occup.	YTD '11 Occup.	Rental Rates[1]	Total Revenue	Total Expense	Total NOI	YTD '12 % Co. NOI
Baltimore Region										
Annapolis Roads	282	6/17/2010	$ 1,260	94.0%	91.7%	1.3%	8.2%	(6.2%)	17.9%	
Bonnie Ridge	960	7/1/1999	$ 1,128	96.1%	94.6%	3.5%	3.0%	(8.0%)	8.7%	
Canterbury Apartments	618	7/15/1999	$ 996	95.4%	94.3%	3.8%	4.5%	(3.0%)	9.0%	
Charleston Place	858	9/30/2010	$ 1,164	96.5%	96.9%	4.5%	6.5%	(4.8%)	12.2%	
Country Village	344	4/30/1998	$ 1,036	95.8%	97.1%	7.0%	3.4%	(3.1%)	7.3%	
Dunfield Townhomes	312	11/1/2007	$ 1,189	95.7%	95.9%	4.5%	3.9%	0.3%	5.7%	
Falcon Crest	396	7/15/1999	$ 1,022	96.6%	96.0%	3.5%	4.4%	(6.2%)	9.8%	
Fox Hall Apartments	720	3/28/2007	$ 890	93.9%	92.5%	3.7%	4.7%	0.2%	8.2%	
Gateway Village	132	7/15/1999	$ 1,365	95.8%	95.8%	3.6%	3.9%	(2.9%)	7.6%	
Heritage Woods	164	10/4/2006	$ 1,188	95.9%	98.0%	7.9%	6.5%	(3.4%)	11.9%	
Howard Crossing	1,350	6/28/2012	$ 1,053	91.8%	n/a	n/a	n/a	n/a	n/a	
Middlebrooke Apartments	208	4/1/2010	$ 983	94.2%	95.2%	6.9%	8.1%	(0.1%)	13.5%	
Mill Towne Village Apts	384	5/31/2001	$ 915	95.9%	93.8%	2.2%	3.0%	(1.3%)	5.7%	
Morningside Heights	1,050	4/30/1998	$ 919	92.3%	93.4%	4.1%	1.2%	3.3%	0.1%	
Owings Run	504	7/15/1999	$ 1,255	95.4%	96.2%	2.6%	1.5%	(4.6%)	4.2%	
Ridgeview at Wakefield Valley	204	1/13/2005	$ 1,211	96.9%	95.0%	1.3%	3.4%	(1.9%)	6.7%	
Saddle Brooke Apartments	468	10/29/2008	$ 1,079	95.1%	94.3%	6.3%	8.5%	(7.6%)	19.5%	
Selford Townhomes	102	7/15/1999	$ 1,397	97.3%	94.1%	3.9%	11.3%	0.6%	16.4%	
The Apts at Cambridge Court	544	8/23/2011	$ 1,327	92.7%	n/a	n/a	n/a	n/a	n/a	
The Coves at Chesapeake	469	11/20/2006	$ 1,271	93.6%	91.2%	4.1%	7.4%	(7.2%)	15.9%	
The Greens at Columbia	168	7/29/2010	$ 1,406	94.5%	96.3%	4.8%	3.7%	(1.1%)	5.6%	
Timbercroft Townhomes	284	7/15/1999	$ 957	100.1%	99.0%	3.8%	5.4%	(1.4%)	9.2%	
Top Field	156	10/4/2006	$ 1,307	95.6%	97.8%	5.2%	3.2%	(9.1%)	8.9%	
Village Square Townhomes	370	7/15/1999	$ 1,186	96.1%	96.8%	3.2%	4.8%	(1.7%)	7.9%	
Westbrooke Apartments	110	4/1/2010	$ 849	95.3%	93.0%	5.2%	7.9%	(7.0%)	24.0%	
Woodholme Manor	177	3/30/2001	$ 915	95.1%	93.7%	3.1%	5.6%	5.5%	5.6%	
Total Baltimore Region	11,334		$ 1,086	95.3%	94.9%	4.0%	4.6%	(3.2%)	9.0%	22.3%
Boston Region										
Gardencrest	696	6/28/2002	$ 1,612	96.3%	95.8%	6.0%	6.3%	(7.1%)	13.9%	
Highland House	172	5/31/2006	$ 1,227	97.2%	96.1%	6.6%	8.4%	(0.0%)	15.5%	
Liberty Commons	120	8/30/2006	$ 1,289	96.4%	97.4%	4.1%	2.6%	2.5%	2.6%	
Liberty Place	107	6/6/2006	$ 1,488	96.4%	95.6%	3.9%	5.4%	2.8%	7.2%	
Redbank Village	500	7/8/1998	$ 931	97.5%	96.9%	5.4%	6.9%	2.9%	9.7%	
Stone Ends	280	2/12/2003	$ 1,300	95.1%	95.5%	5.7%	5.6%	8.1%	4.0%	
The Commons at Haynes Farm	302	7/15/2011	$ 1,266	96.5%	n/a	n/a	n/a	n/a	n/a	
The Heights at Marlborough	348	9/7/2006	$ 1,227	94.3%	94.6%	5.3%	5.4%	1.2%	8.6%	
The Meadows at Marlborough	264	9/7/2006	$ 1,183	94.5%	96.4%	5.4%	2.5%	(6.3%)	10.7%	
The Townhomes of Beverly	204	2/15/2007	$ 1,519	96.5%	95.9%	3.6%	4.7%	(11.2%)	15.8%	
The Village at Marshfield	276	3/17/2004	$ 1,184	96.1%	96.6%	3.6%	4.1%	9.6%	0.5%	
Westwoods	35	4/30/2007	$ 1,294	97.3%	96.5%	6.3%	12.7%	10.2%	15.0%	
Total Boston Region	3,304		$ 1,298	96.0%	96.0%	5.2%	5.6%	(1.0%)	9.9%	8.0%
Chicago Region										
Blackhawk	371	10/20/2000	$ 889	95.7%	95.7%	3.5%	3.1%	(3.5%)	11.0%	
Courtyards Village	224	8/29/2001	$ 881	97.3%	97.4%	6.6%	8.1%	9.2%	7.1%	
Cypress Place	192	12/27/2000	$ 994	97.3%	97.7%	7.5%	6.7%	(7.1%)	21.0%	
Lakeview Townhomes	120	10/18/2010	$ 1,208	95.4%	93.9%	6.4%	14.3%	(5.4%)	34.8%	
The Colony	783	9/1/1999	$ 888	96.8%	96.7%	3.6%	4.0%	0.1%	7.6%	
The Gates of Deer Grove	204	12/15/2011	$ 1,046	92.9%	n/a	n/a	n/a	n/a	n/a	
The New Colonies	672	6/23/1998	$ 773	95.5%	95.9%	3.9%	3.6%	3.2%	4.1%	
Total Chicago Region	2,566		$ 880	96.3%	96.3%	4.5%	5.0%	(0.1%)	10.0%	3.8%
Florida Region										
The Hamptons	668	7/7/2004	$ 997	95.0%	95.1%	2.5%	2.9%	2.8%	3.1%	
Vinings at Hampton Village	168	7/7/2004	$ 1,114	96.3%	96.8%	1.6%	1.0%	1.5%	0.4%	
Total Florida Region	836		$ 1,021	95.3%	95.5%	2.3%	2.5%	2.5%	2.5%	1.3%
Long Island, NY Region										
Bayview / Colonial	160	11/1/2000	$ 1,297	99.0%	98.3%	4.6%	5.6%	(13.0%)	23.4%	
Cambridge Village	82	3/1/2002	$ 1,857	97.6%	98.2%	6.5%	3.5%	0.0%	6.1%	
Crescent Club Apartments	257	9/30/2010	$ 1,329	94.9%	97.3%	5.7%	4.3%	(9.6%)	16.3%	
Devonshire Hills	656	7/16/2001	$ 1,625	96.8%	96.3%	3.9%	4.5%	(3.1%)	9.3%	
Hawthorne Court	434	4/4/2002	$ 1,470	97.3%	97.5%	3.4%	2.9%	2.7%	3.1%	
Heritage Square	80	4/4/2002	$ 1,807	98.6%	97.4%	5.1%	6.1%	1.5%	10.0%	
Holiday Square	144	5/31/2002	$ 1,258	98.6%	96.3%	4.2%	7.5%	1.7%	11.9%	
Lake Grove Apartments	368	2/3/1997	$ 1,480	97.0%	95.4%	4.2%	5.3%	(1.8%)	10.1%	
Mid-Island Estates	232	7/1/1997	$ 1,449	98.6%	97.1%	5.1%	7.5%	(2.4%)	14.2%	
Sayville Commons	342	7/15/2005	$ 1,617	96.6%	96.4%	2.5%	2.3%	5.4%	(0.2%)	
South Bay Manor	61	9/11/2000	$ 1,668	97.2%	95.1%	2.7%	6.8%	(6.2%)	19.1%	
Southern Meadows	452	6/29/2001	$ 1,449	96.4%	95.8%	3.8%	2.7%	(2.7%)	6.8%	
Westwood Village Apts	242	3/1/2002	$ 2,448	96.8%	95.8%	4.1%	6.8%	2.6%	9.8%	
Woodmont Village Apts	97	3/1/2002	$ 1,361	97.0%	96.7%	3.3%	3.8%	(4.5%)	8.5%	
Yorkshire Village Apts	40	3/1/2002	$ 1,878	97.4%	97.8%	3.4%	2.8%	(2.6%)	9.2%	
Total Long Island Region	3,647		$ 1,569	97.0%	96.5%	4.0%	4.5%	(1.3%)	8.9%	10.4%

June YTD	# of Units	Date Acquired	YTD '12 Rent/Mo.	YTD '12 Occup.	YTD '11 Occup.	YTD '12 versus YTD '11 % Growth Rental Rates[1]	Total Revenue	Total Expense	Total NOI	YTD '12 % Co. NOI
New Jersey Region										
Barrington Gardens	148	3/1/2005	$ 1,265	96.7%	96.7%	7.6%	8.6%	(3.6%)	19.2%	
Chatham Hill Apartments	308	1/30/2004	$ 1,846	94.3%	94.8%	7.0%	6.0%	(3.1%)	10.4%	
East Hill Gardens	33	7/8/1998	$ 1,602	97.5%	92.9%	3.7%	10.6%	8.4%	11.8%	
Hackensack Gardens	198	3/1/2005	$ 1,162	97.2%	98.4%	5.3%	4.2%	4.3%	4.1%	
Jacob Ford Village	270	2/15/2007	$ 1,305	98.7%	96.1%	6.8%	10.1%	(10.6%)	23.4%	
Lakeview	106	7/8/1998	$ 1,417	97.3%	96.6%	3.8%	3.0%	(6.7%)	11.1%	
Northwood Apartments	134	1/30/2004	$ 1,379	96.7%	96.7%	4.4%	5.7%	18.3%	(1.8%)	
Oak Manor	77	7/8/1998	$ 1,858	97.7%	95.9%	6.0%	6.3%	(0.5%)	9.9%	
Pleasant View	1,142	7/8/1998	$ 1,183	95.3%	95.6%	3.8%	3.3%	(0.2%)	5.8%	
Pleasure Bay	270	7/8/1998	$ 1,068	95.9%	94.9%	3.8%	4.7%	(7.1%)	17.2%	
Royal Gardens Apartments	550	5/28/1997	$ 1,282	96.8%	95.8%	3.8%	4.5%	(8.2%)	14.4%	
Wayne Village	275	7/8/1998	$ 1,433	97.3%	95.9%	3.1%	4.9%	(2.3%)	9.1%	
Windsor Realty	67	7/8/1998	$ 1,311	94.9%	96.8%	2.9%	3.3%	(3.8%)	9.3%	
Total New Jersey Region	3,578		$ 1,312	96.2%	95.8%	4.6%	5.0%	(2.7%)	10.4%	8.9%
Philadelphia Region										
Castle Club	158	3/15/2000	$ 1,009	96.2%	94.5%	4.7%	5.5%	2.0%	8.4%	
Chesterfield	247	9/23/1997	$ 935	95.9%	95.5%	3.3%	1.1%	(5.0%)	6.5%	
Curren Terrace	318	9/23/1997	$ 899	95.6%	94.7%	5.1%	6.1%	(2.9%)	15.4%	
Glen Brook	174	7/28/1999	$ 856	93.8%	92.4%	3.8%	4.7%	(7.4%)	24.5%	
Glen Manor	174	9/23/1997	$ 821	94.0%	95.6%	1.8%	(3.2%)	(1.0%)	(5.6%)	
Golf Club	399	3/15/2000	$ 1,122	95.1%	94.9%	4.2%	2.1%	(5.7%)	7.0%	
Hill Brook Place	274	7/28/1999	$ 930	96.1%	95.6%	4.9%	2.2%	(4.9%)	9.3%	
Home Properties of Bryn Mawr	316	3/15/2000	$ 1,401	95.4%	92.7%	13.8%	12.9%	(15.2%)	32.9%	
Home Properties of Devon	631	3/15/2000	$ 1,210	93.6%	94.1%	8.3%	5.5%	(2.3%)	10.5%	
New Orleans Park	442	7/28/1999	$ 890	94.8%	95.0%	3.9%	0.5%	(2.2%)	3.5%	
Racquet Club	466	7/7/1998	$ 1,104	95.5%	95.7%	5.9%	3.4%	(3.5%)	8.4%	
Racquet Club South	103	5/27/1999	$ 938	95.1%	96.6%	5.4%	0.5%	(3.1%)	4.1%	
Ridley Brook	244	7/28/1999	$ 959	96.0%	94.0%	3.4%	3.8%	(2.4%)	9.8%	
Sherry Lake	298	7/23/1998	$ 1,246	97.3%	96.2%	5.3%	3.6%	(1.3%)	6.4%	
The Brooke at Peachtree Village	146	8/15/2005	$ 1,165	97.9%	98.0%	4.4%	3.7%	0.9%	5.5%	
The Landings	384	11/22/1996	$ 1,048	96.5%	96.8%	6.1%	4.8%	5.0%	4.6%	
Trexler Park	250	3/15/2000	$ 1,104	94.6%	96.5%	5.7%	2.8%	(6.5%)	9.6%	
Trexler Park West	216	8/15/2008	$ 1,345	96.0%	97.2%	6.0%	7.2%	4.0%	8.9%	
Waterview Apts	203	7/14/2011	$ 1,051	92.8%	n/a	n/a	n/a	n/a	n/a	
William Henry	363	3/15/2000	$ 1,184	94.4%	94.1%	7.7%	8.4%	(6.5%)	21.0%	
Total Philadelphia Region	5,806		$ 1,081	95.3%	95.1%	6.1%	4.5%	(3.5%)	10.7%	12.0%
Washington, D.C. Region										
1200 East West	247	5/11/2010	$ 1,880	96.7%	95.6%	9.7%	13.4%	(7.3%)	24.2%	
Arbor Park of Alexandria	851	Redevelopment	$ 1,431	80.4%	92.1%	9.0%	(3.8%)	(4.6%)	(3.2%)	
Braddock Lee	255	3/13/1998	$ 1,370	98.2%	98.2%	4.3%	2.5%	1.0%	3.4%	
Cider Mill	864	9/27/2002	$ 1,180	95.7%	94.5%	3.7%	4.9%	3.7%	5.8%	
Cinnamon Run	511	12/28/2005	$ 1,269	93.0%	94.8%	3.0%	2.4%	2.6%	2.3%	
Cobblestone Square	314	Under Construction [2]	$ 1,265	n/a	n/a	n/a	n/a	n/a	n/a	
Courts at Huntington Station	421	Lease Up	$ 2,008	82.2%	n/a	n/a	n/a	n/a	n/a	
East Meadow	150	8/1/2000	$ 1,392	97.9%	98.4%	4.6%	2.5%	(5.8%)	7.3%	
Elmwood Terrace	504	6/30/2000	$ 954	95.9%	95.1%	4.2%	5.5%	(2.0%)	11.9%	
Falkland Chase	450	9/10/2003	$ 1,431	95.7%	94.7%	3.5%	4.6%	4.8%	4.5%	
Hunters Glen	108	4/19/2011	$ 963	96.2%	n/a	n/a	n/a	n/a	n/a	
Mount Vernon Square	1,387	12/27/2006	$ 1,273	94.3%	95.8%	4.2%	3.2%	(1.8%)	5.9%	
Newport Village	937	10/17/2011	$ 1,548	94.3%	n/a	n/a	n/a	n/a	n/a	
Park Shirlington	294	3/13/1998	$ 1,363	97.6%	97.6%	4.7%	3.7%	0.9%	5.4%	
Peppertree Farm	879	12/28/2005	$ 1,238	94.4%	92.2%	3.1%	4.9%	1.5%	7.0%	
Seminary Hill	296	7/1/1999	$ 1,351	97.8%	97.8%	5.5%	4.6%	0.5%	7.5%	
Seminary Towers	544	7/1/1999	$ 1,421	95.5%	95.6%	6.8%	5.1%	1.2%	7.8%	
Somerset Park	108	10/11/2011	$ 1,425	97.6%	n/a	n/a	n/a	n/a	n/a	
Tamarron Apartments	132	7/15/1999	$ 1,561	96.2%	97.1%	3.1%	1.3%	(6.9%)	4.9%	
The Apts at Wellington Trace	240	3/2/2004	$ 1,376	97.1%	98.2%	6.4%	5.3%	0.7%	7.4%	
The Courts at Dulles	411	11/30/2011	$ 1,536	94.1%	n/a	n/a	n/a	n/a	n/a	
The Courts at Fair Oaks	364	9/30/2010	$ 1,478	96.3%	95.4%	4.1%	6.4%	4.4%	7.2%	
The Manor - MD	435	8/31/2001	$ 1,311	95.1%	94.3%	3.5%	5.2%	(6.5%)	12.1%	
The Manor - VA	198	2/19/1999	$ 1,090	97.8%	98.2%	7.8%	6.3%	(0.6%)	11.2%	
The Manor East	164	5/11/2012	$ 1,035	96.5%	n/a	n/a	n/a	n/a	n/a	
The Sycamores	185	12/16/2002	$ 1,428	97.1%	96.6%	5.8%	6.5%	(0.8%)	10.3%	
Village at Potomac Falls	247	8/5/2010	$ 1,364	96.9%	97.1%	7.6%	7.6%	1.2%	11.6%	
Virginia Village	344	5/31/2001	$ 1,397	96.9%	98.8%	7.4%	2.8%	(6.6%)	8.1%	
West Springfield	244	11/18/2002	$ 1,540	96.0%	98.2%	7.3%	6.6%	4.1%	7.8%	
Westchester West	345	12/30/2008	$ 1,316	93.8%	92.1%	2.1%	4.9%	4.5%	5.1%	
Woodleaf Apartments	228	3/19/2004	$ 1,284	95.6%	93.2%	4.2%	6.8%	3.3%	8.6%	
Woodway at Trinity Centre	504	5/17/2012	$ 1,369	94.9%	n/a	n/a	n/a	n/a	n/a	
Total Washington, D.C. Region	13,161		$ 1,317	95.7%	95.5%	4.7%	4.9%	0.1%	7.6%	33.3%
TOTAL OWNED PORTFOLIO	44,232		$ 1,236	95.2%	n/a	n/a	n/a	n/a	n/a	100.0%
TOTAL CORE PORTFOLIO	37,811		$ 1,213	95.8%	95.6%	4.6%	4.7%	(1.6%)	8.9%	

[1] Reflects net change in base rental rates before utility reimbursements and economic occupancy changes.

[2] For properties classified as Under Construction, see Development Pipeline schedule for occupancy information.

Physical Occupancy Comparison By Region - Core Properties

Sequential Comparison
Second Quarter 2012 vs. First Quarter 2012

Region	% Units	2Q '12	1Q '12	Variance
Baltimore	25.0%	95.6%	95.0%	0.6%
Washington, D.C.	24.7%	96.0%	95.3%	0.7%
New Jersey, Long Island	19.1%	97.2%	96.1%	1.1%
Philadelphia	14.8%	95.3%	95.3%	0.0%
Boston	7.9%	96.3%	95.8%	0.5%
Chicago	6.2%	96.5%	96.0%	0.5%
Florida	2.3%	96.6%	94.1%	2.5%
Total Core	100.0%	96.2%	95.5%	0.7%

Year over Year Comparison
Second Quarter 2012 vs. Second Quarter 2011

Region	% Units	2Q '12	2Q '11	Variance
Baltimore	25.0%	95.6%	95.1%	0.5%
Washington, D.C.	24.7%	96.0%	95.8%	0.2%
New Jersey, Long Island	19.1%	97.2%	96.7%	0.5%
Philadelphia	14.8%	95.3%	95.0%	0.3%
Boston	7.9%	96.3%	96.5%	(0.2%)
Chicago	6.2%	96.5%	96.2%	0.3%
Florida	2.3%	96.6%	96.2%	0.4%
Total Core	100.0%	96.2%	95.8%	0.4%

June vs. Quarter Comparison

Region	% Units	Jun '12	2Q '12	Variance
Baltimore	25.0%	95.7%	95.6%	0.1%
Washington, D.C.	24.7%	96.1%	96.0%	0.1%
New Jersey, Long Island	19.1%	97.1%	97.2%	(0.1%)
Philadelphia	14.8%	94.8%	95.3%	(0.5%)
Boston	7.9%	95.9%	96.3%	(0.4%)
Chicago	6.2%	96.1%	96.5%	(0.4%)
Florida	2.3%	95.7%	96.6%	(0.9%)
Total Core	100.0%	96.1%	96.2%	(0.1%)

Net Operating Results - Core Properties

Sequential Results
Second Quarter 2012 vs. First Quarter 2012

Region	% Units	Base Rental Revenues[1]	Total Revenues	Expenses	NOI
Baltimore	25.0%	1.4%	(0.9%)	(2.7%)	0.1%
Washington, D.C.	24.7%	1.8%	0.0%	(3.0%)	1.6%
New Jersey, Long Island	19.1%	2.2%	(0.2%)	(10.6%)	7.1%
Philadelphia	14.8%	1.3%	(2.5%)	(7.0%)	0.7%
Boston	7.9%	1.8%	1.5%	(14.8%)	12.7%
Chicago	6.2%	1.6%	0.4%	7.1%	(5.1%)
Florida	2.3%	4.8%	4.0%	(11.1%)	22.5%
Total Core	100.0%	1.8%	(0.4%)	(6.1%)	3.1%

Year Over Year Results
Second Quarter 2012 vs. Second Quarter 2011

Region	% Units	Base Rental Revenues[1]	Total Revenues	Expenses	NOI
Baltimore	25.0%	4.4%	4.2%	(2.2%)	7.7%
Washington, D.C.	24.7%	5.2%	5.1%	0.3%	7.8%
New Jersey, Long Island	19.1%	5.0%	4.7%	(0.9%)	8.3%
Philadelphia	14.8%	6.4%	5.8%	1.1%	9.2%
Boston	7.9%	5.0%	4.6%	(0.6%)	7.5%
Chicago	6.2%	4.3%	5.4%	4.9%	5.8%
Florida	2.3%	2.3%	2.1%	(5.3%)	9.7%
Total Core	100.0%	5.0%	4.8%	(0.3%)	8.0%

[1] Reflects net change in base rental revenues before utility reimbursements and economic occupancy changes.

**Percentage Change in New Lease and Renewal Lease Rents Compared to
Expiring Lease Rents - Core Properties**

Region	1Q '11 New	1Q '11 Renewal	2Q '11 New	2Q '11 Renewal	3Q '11 New	3Q '11 Renewal	4Q '11 New	4Q '11 Renewal	YTD '11 New	YTD '11 Renewal
Baltimore	1.9%	3.5%	5.2%	4.3%	3.5%	4.1%	0.0%	3.8%	3.0%	4.0%
Boston	2.0%	3.5%	6.8%	4.3%	5.0%	4.2%	2.6%	4.3%	4.6%	4.2%
Chicago	3.7%	4.0%	5.0%	4.6%	4.3%	5.0%	1.1%	4.8%	3.9%	4.8%
Florida	(1.8%)	1.5%	1.9%	2.4%	(0.8%)	3.5%	(0.1%)	3.7%	(0.3%)	2.9%
New Jersey, Long Island	0.3%	3.2%	4.6%	3.4%	5.7%	3.8%	3.3%	3.9%	4.2%	3.7%
Philadelphia	4.0%	3.4%	9.9%	5.1%	7.6%	4.8%	4.2%	3.5%	7.2%	4.3%
Washington, D.C.	2.7%	4.4%	4.8%	4.7%	5.2%	4.4%	3.6%	4.3%	4.4%	4.5%
Total Core	1.9%	3.6%	5.7%	4.3%	5.1%	4.2%	2.5%	4.0%	4.3%	4.1%
Spread [1]	**1.7%**		**(1.4%)**		**(0.9%)**		**1.5%**		**(0.2%)**	

Region	1Q '12 New	1Q '12 Renewal	2Q '12 New	2Q '12 Renewal
Baltimore	0.1%	3.6%	1.9%	3.4%
Boston	3.8%	4.1%	6.6%	3.6%
Chicago	0.1%	3.8%	1.5%	3.4%
Florida	1.1%	2.4%	5.9%	2.5%
New Jersey, Long Island	1.9%	4.0%	4.0%	3.3%
Philadelphia	6.0%	3.0%	6.7%	3.4%
Washington, D.C.	1.3%	4.1%	3.4%	3.9%
Total Core	1.8%	3.8%	3.8%	3.5%
Spread [1]	**2.0%**		**(0.3%)**	

[1] Spread is the difference between the percentage change in rents on renewed leases compared to new leases.



Resident Statistics

Top Six Reasons for Moveouts - Owned Communities

	2Q '12	1Q '12	4Q '11	3Q '11	2Q '11	1Q '11	Year '11	Year '10	Year '09
Location convenience/ apartment size	13.5%	11.7%	12.8%	14.1%	13.0%	12.6%	13.1%	12.1%	10.1%
Employment related	13.4%	12.6%	12.3%	12.9%	13.6%	15.0%	13.4%	13.9%	15.7%
Eviction/skip	12.8%	16.9%	16.2%	14.4%	14.8%	20.4%	16.4%	15.6%	14.0%
Domestic situation	12.7%	8.3%	7.7%	10.5%	13.1%	6.9%	9.6%	9.8%	8.7%
Transfer w/in HME	11.5%	15.0%	13.7%	11.0%	10.6%	11.2%	11.6%	12.3%	12.9%
Home purchase	11.2%	9.6%	11.4%	10.8%	9.9%	9.5%	10.4%	11.0%	12.3%

Traffic - Core

	Traffic 2Q '12 vs. 2Q '11	Traffic YTD '12 vs. YTD '11	Signed Leases 2Q '12 vs. 2Q '11	Signed Leases YTD '12 vs. YTD '11
Region				
Baltimore	(4.6%)	(0.1%)	(10.3%)	1.0%
Boston	(10.0%)	(1.3%)	(9.9%)	(10.2%)
Chicago	(10.3%)	(5.8%)	(5.9%)	(0.2%)
Florida	(20.3%)	(4.1%)	(20.3%)	1.6%
Long Island	(4.6%)	(9.7%)	(13.2%)	(13.4%)
New Jersey	(11.2%)	(0.5%)	(2.7%)	(1.6%)
Philadelphia	(10.2%)	(7.3%)	4.6%	4.7%
Washington, D.C.	(12.8%)	(9.2%)	0.3%	8.7%
Total Core	(9.4%)	(4.9%)	(4.9%)	0.9%

Turnover - Core

	2Q '12	2Q '11	YTD '12	YTD '11
Baltimore	9.9%	9.5%	18.0%	17.0%
Boston	11.4%	11.2%	18.1%	18.0%
Chicago	14.3%	13.0%	24.5%	21.2%
Florida	10.0%	8.7%	22.2%	22.6%
Long Island	8.5%	8.2%	15.3%	15.0%
New Jersey	9.3%	9.2%	17.4%	16.9%
Philadelphia	12.4%	12.5%	20.0%	19.2%
Washington, D.C.	8.8%	8.9%	16.8%	15.8%
Total Core	10.2%	10.0%	18.2%	17.3%

Bad Debt as % of Rent and Utility Recovery - Core

2Q '12	2Q '11	YTD '12	YTD '11
0.86%	1.06%	0.94%	1.08%

Net Operating Income Detail
($ in thousands, except per unit data)

Core Properties

	2Q '12	2Q '11	Qtr Variance	% Variance	YTD '12	YTD '11	YTD Variance	% Variance
Rent	$ 131,685	$ 125,379	$ 6,306	5.0%	$ 261,057	$ 248,476	$12,581	5.1%
Utility recovery	4,416	4,596	(180)	(3.9%)	11,336	12,484	(1,148)	(9.2%)
Rent including recoveries	136,101	129,975	6,126	4.7%	272,393	260,960	11,433	4.4%
Other income	6,329	5,897	432	7.3%	13,029	11,552	1,477	12.8%
Total income	142,430	135,872	6,558	4.8%	285,422	272,512	12,910	4.7%
Operating & maintenance	(51,596)	(51,769)	173	0.3%	(106,524)	(108,298)	1,774	1.6%
Core Properties NOI	$ 90,834	$ 84,103	$ 6,731	8.0%	$ 178,898	$ 164,214	$14,684	8.9%
Physical Occupancy %	96.2%	95.8%	0.4%		95.8%	95.6%	0.2%	
Weighted Avg Rent per Unit	$ 1,218	$ 1,166	$ 52	4.5%	$ 1,213	$ 1,159	$ 54	4.6%

Acquired Properties [1]

	2Q '12	YTD '12
Rent	$ 12,504	$ 23,367
Utility recovery	538	1,136
Rent including recoveries	13,042	24,503
Other income	507	898
Total income	13,549	25,401
Operating & maintenance	(4,813)	(8,989)
Acquired Properties NOI	$ 8,736	$ 16,412
Physical Occupancy %	95.3%	94.3%
Weighted Avg Rent per Unit	$ 1,360	$ 1,366

Redevelopment Properties [2]

	2Q '12	YTD '12
Rent	$ 2,985	$ 5,835
Utility recovery	119	241
Rent including recoveries	3,104	6,076
Other income	143	308
Total income	3,247	6,384
Operating & maintenance	(1,170)	(2,371)
Developed Properties NOI	$ 2,077	$ 4,013
Physical Occupancy %	81.5%	80.4%
Weighted Avg Rent per Unit	$ 1,441	$ 1,431

Development Properties [3]

	2Q '12	YTD '12
Rent	$ 2,852	$ 4,961
Utility recovery	38	62
Rent including recoveries	2,890	5,023
Other income	223	417
Total income	3,113	5,440
Operating & maintenance	(1,148)	(2,115)
Development Properties NOI	$ 1,965	$ 3,325
Physical Occupancy %	(see development pipeline schedule)	
Weighted Avg Rent per Unit	$ 1,741	$ 1,812

[1] Acquired Properties consists of properties acquired subsequent to January 1, 2011, such that full year operating results are not available.

[2] Redevelopment Properties consists of one property, Arbor Park of Alexandria, where 851 units in fifty-two buildings are to be extensively renovated on a building by building basis.

[3] Development Properties consists of two properties, Courts at Huntington Station where construction was completed in 2011 and is currently in Lease up; and The Apts at Cobblestone Square for which all apartment units are available to rent and substantial completion is expected in 3Q'12.

Seasonality Factor for NAV Calculation

To annualize net operating income in order to calculate a net asset value, the seasonality factor to apply to the current quarter's effective NOI run rate is 25.1%. This will adjust for the typical seasonal variability in NOI for each quarter.

Operating Expense Detail - Core Properties
 ($ in thousands)

	2Q '12	2Q '11	Qtr Variance	% Variance	YTD '12	YTD '11	YTD Variance	% Variance
Electricity	$ 1,573	$ 1,851	$ (278)	(15.0%)	$ 3,589	$ 3,950	$ (361)	(9.1%)
Gas	2,205	2,776	(571)	(20.6%)	8,092	10,405	(2,313)	(22.2%)
Water & sewer	4,196	4,095	101	2.5%	8,521	8,316	205	2.5%
Repairs & maintenance	8,436	8,609	(173)	(2.0%)	14,724	14,597	127	0.9%
Personnel expense	12,434	12,278	156	1.3%	24,716	25,081	(365)	(1.5%)
Advertising	1,141	1,110	31	2.8%	2,233	2,216	17	0.8%
Legal & professional	356	428	(72)	(16.8%)	1,002	823	179	21.7%
Office & telephone	1,457	1,488	(31)	(2.1%)	3,278	2,975	303	10.2%
Property insurance	1,529	1,080	449	41.6%	3,774	2,885	889	30.8%
Real estate taxes	13,548	13,124	424	3.2%	26,829	25,911	918	3.5%
Snow	7	23	(16)	(69.6%)	257	1,498	(1,241)	(82.8%)
Trash	789	784	5	0.6%	1,585	1,559	26	1.7%
Property management G & A	3,925	4,123	(198)	(4.8%)	7,924	8,082	(158)	(2.0%)
Total Core	$51,596	$51,769	$ (173)	(0.3%)	$106,524	$108,298	$ (1,774)	(1.6%)

Summary Of Recent Acquisitions
($ in millions, except unit and per unit data)

Community	Market	State	Purchase Date	# of Units	CAP Rate [1]	Purchase Price	Wtd. Avg. Price Per Unit
2012 Acquisitions							
The Manor East	Suburban D.C.	VA	5/11/2012	164	7.0%	$ 16.2	$ 98,780
Woodway at Trinity Centre	Suburban D.C.	VA	5/17/2012	504	5.7%	96.0	190,476
Howard Crossing	Baltimore	MD	6/28/2012	1,350	5.9%	186.0	137,778
			Total 2012	**2,018**	**5.9%**	**$ 298.2**	**$ 147,770**
2011 Acquisitions							
Hunters Glen	Suburban D.C.	MD	4/19/2011	108	7.2%	$ 7.0	$ 64,815
Waterview Apartments	Philadelphia	PA	7/14/2011	203	5.7%	24.6	121,182
The Commons at Haynes Farm	Boston	MA	7/15/2011	302	5.9%	40.5	134,106
The Apartments at Cambridge Court	Baltimore	MD	8/23/2011	544	5.4%	90.4	166,176
Somerset Park	Suburban D.C.	VA	10/11/2011	108	5.2%	20.3	187,500
Newport Village	Suburban D.C.	VA	10/17/2011	937	5.4%	205.0	218,783
The Courts at Dulles	Suburban D.C.	VA	11/30/2011	411	5.2%	92.8	225,669
The Gates of Deer Grove	Chicago	IL	12/15/2011	204	6.2%	20.2	99,020
			Total 2011	**2,817**	**5.5%**	**$ 500.7**	**$ 177,742**
	Total 2012 and 2011 Acquisitions			**4,835**	**5.6%**	**$ 798.9**	**$ 165,233**

(1) CAP rate based on projected NOI at the time of acquisition after an allowance for a 2.7% management fee but before capital expenditures.

Summary Of Recent Sales
($ in millions, except unit and per unit data)

Community	Market	State	Sale Date	# of Units	CAP Rate [1]	Sales Price	Wtd. Avg. Price Per Unit
2012 Sales							
			Total 2012	-		$ -	
2011 Sales							
			Total 2011	-		$ -	
		Total 2012 and 2011 Sales		-		$ -	

(1) CAP rate based on projected NOI at the time of sale after an allowance for a 2.7% management fee but before capital expenditures.

Breakdown Of Owned Units By Market

Market	State	As of 12/31/2010	Net Acquired/ Developed in 2011	As of 12/31/2011	12/31/2011 % of Units	Net Acquired/ Developed in 2012	As of 6/30/2012	Current % of Units
Suburban Washington, D.C.	MD/VA	10,393	1,837	12,230	29.2%	931	13,161	29.8%
Baltimore	MD	9,440	544	9,984	23.8%	1,350	11,334	25.6%
Suburban New York City	NY/NJ	7,225	-	7,225	17.2%	-	7,225	16.3%
Philadelphia	PA	5,603	203	5,806	13.8%	-	5,806	13.1%
Boston	MA	3,002	302	3,304	7.9%	-	3,304	7.5%
Chicago	IL	2,362	204	2,566	6.1%	-	2,566	5.8%
Florida	FL	836	-	836	2.0%	-	836	1.9%
Total		**38,861**	**3,090**	**41,951**	**100.0%**	**2,281**	**44,232**	**100.0%**

Debt Summary Schedule

PROPERTY	LENDER	INTEREST RATE	06/30/12 BALANCE	MATURITY DATE	YEARS TO MATURITY
FIXED RATE SECURED					
Liberty Place	CW Capital - Fannie Mae	5.710	5,630,796	11/01/12	0.34
Hackensack Gardens - 1st	JPMorgan Chase - Fannie Mae	5.260	4,228,070	03/01/13	0.67
Hackensack Gardens - 2nd	JPMorgan Chase - Fannie Mae	5.440	4,143,442	03/01/13	0.67
Barrington Gardens	Wachovia - Freddie Mac	4.960	10,700,616	04/01/13	0.75
Canterbury Apartments - 1st	M&T Realty-Fannie Mae	5.020	25,721,275	05/01/13	0.84
Canterbury Apartments - 2nd	M&T Realty-Fannie Mae	6.460	16,290,047	05/01/13	0.84
Multi-Property	Prudential - Fannie Mae	6.475	100,000,000	08/31/13	1.17
Saddle Brook Apts. - 1st	Wells Fargo - Fannie Mae	5.840	26,502,289	11/01/13	1.34
Saddle Brook Apts. - 2nd	Wells Fargo - Fannie Mae	6.290	3,115,537	11/01/13	1.34
Falkland Chase	Centerline (CIII) - Fannie Mae	5.480	10,321,621	04/01/14	1.75
The Apts. At Wellington Trace	M&T Realty - Freddie Mac	5.520	23,194,421	04/01/14	1.75
Hawthorne Court	Centerline (CIII) - Fannie Mae	5.270	33,376,318	07/01/14	2.00
The Greens at Columbia	M&T Realty-Fannie Mae	3.930	9,415,830	08/01/14	2.09
Curren Terrace - 1st	M&T Realty - Freddie Mac	5.360	12,983,637	10/01/14	2.25
Curren Terrace - 2nd	M&T Realty - Freddie Mac	5.090	9,531,864	10/01/14	2.25
Westchester West - 1st	Berkeley Point Cap - Freddie	6.150	26,341,849	03/01/15	2.67
Westchester West - 2nd	Berkeley Point Cap - Freddie	6.640	7,334,998	03/01/15	2.67
Stratford Greens	Capital One Bank	5.750	30,124,015	07/01/15	3.00
Sayville Commons	M&T Realty - Freddie Mac	5.000	38,491,678	08/01/15	3.09
Charleston Place	Wells Fargo - Freddie Mac	3.770	32,359,083	09/01/15	3.17
Charleston Place	Wells Fargo - Freddie Mac	3.770	22,302,311	09/02/15	3.18
Charleston Place	Wells Fargo - Freddie Mac	3.770	19,464,734	09/03/15	3.18
Cypress Place Apartments	Prudential - Fannie Mae	6.555	9,998,363	11/01/15	3.34
Golf Club Apartments	Prudential - Fannie Mae	6.380	32,221,842	11/01/15	3.34
Northwood Apartments	M&T Realty - Freddie Mac	5.500	10,300,144	12/01/15	3.42
Cinnamon Run - 1st	M&T Realty - Freddie Mac	5.250	48,730,428	01/01/16	3.51
Cinnamon Run - 2nd	M&T Realty - Freddie Mac	5.550	5,058,080	01/01/16	3.51
Peppertree Farm - 1st	M&T Realty - Freddie Mac	5.250	75,005,726	01/01/16	3.51
Peppertree Farm - 2nd	M&T Realty - Freddie Mac	5.550	1,839,298	01/01/16	3.51
The Hamptons/Vinings at Hamptons	Prudential - Fannie Mae	5.565	49,421,150	02/01/16	3.59
Devonshire - 1st	Wachovia - Fannie Mae	5.600	36,184,765	04/01/16	3.76
Devonshire - 2nd	Wachovia - Fannie Mae	6.235	8,181,917	04/01/16	3.76
Mid-Island	Prudential - Fannie Mae	5.480	19,007,390	04/01/16	3.76
Owings Run 1 & 2	Prudential - Fannie Mae	5.590	41,158,585	04/01/16	3.76
The Manor East	KeyBank - Freddie Mac	3.250	7,262,493	04/01/16	3.76
Country Village	Centerline (CIII) - Fannie Mae	5.520	18,158,911	06/01/16	3.92
Fox Hall Apartments	Columbia Nat'l - Freddie Mac	5.610	47,000,000	06/01/17	4.92
Mill Towne Village	Prudential - Fannie Mae	5.990	24,239,000	09/01/17	5.18
Royal Gardens Apts.	M&T Realty - Freddie Mac	5.830	47,000,000	11/01/17	5.34
Village Square 1, 2 & 3	Prudential - Fannie Mae	5.810	39,285,000	12/01/17	5.42
Chatham Hill	M&T Realty - Freddie Mac	5.590	43,500,074	01/01/18	5.51
William Henry Apartments	PNC - Fannie Mae	4.850	28,055,948	01/01/18	5.51
Seminary Towers Apartments	Prudential - Fannie Mae	5.485	53,515,000	07/01/18	6.01
The Manor (MD)	Prudential - Fannie Mae	4.230	45,478,911	11/01/18	6.34
Bonnie Ridge - 1st	Prudential Life	6.600	9,511,565	12/15/18	6.46
Bonnie Ridge - 2nd	Prudential Life	6.160	17,188,912	12/15/18	6.46
Bonnie Ridge - 3rd	Prudential Life	6.070	24,283,583	12/15/18	6.46
Annapolis Roads	Amerisphere - Fannie Mae	5.120	23,518,332	01/01/19	6.51
Ridgeview at Wakefield Valley	M&T Realty - Freddie Mac	5.750	17,894,027	01/01/19	6.51
The Sycamores	M&T Realty - Freddie Mac	5.710	20,859,685	01/01/19	6.51
Top Field Apartments	M&T Realty - Fannie Mae	4.840	16,279,611	01/01/19	6.51
Westwood Village	M&T Realty - Freddie Mac	5.680	45,703,285	01/01/19	6.51
Timbercroft III - 2nd	M & T Realty - HUD	8.375	1,913,910	06/01/19	6.92
Timbercroft Townhomes 1 - 2nd	M & T Realty - HUD	8.375	1,299,400	06/01/19	6.92
The Brooke at Peachtree	Wells Fargo - Fannie Mae	5.470	12,074,996	07/01/19	7.01
Glen Manor	Prudential - Fannie Mae	5.830	7,770,415	08/01/19	7.09
Ridley Brook	Prudential - Fannie Mae	5.830	12,899,565	08/01/19	7.09
The Courts at Fair Oaks	CW Capital - Freddie Mac CME	4.500	48,650,436	08/01/19	7.09
Southern Meadows	Red Mortgage - Fannie Mae	5.360	39,966,470	10/01/19	7.26
Elmwood Terrace	M & T Realty - Fannie Mae	5.560	26,244,490	11/01/19	7.34
Lakeview	Greystone - Fannie Mae	5.310	8,908,583	12/01/19	7.42
The Landings	Prudential - Fannie Mae	5.600	25,666,607	01/01/20	7.51
East Meadow Apartments	M&T Realty - Freddie Mac	5.400	14,448,703	05/01/20	7.84
Selford Townhomes	M&T Realty - Freddie Mac	5.400	8,735,025	05/01/20	7.84
South Bay Manor	M&T Realty - Freddie Mac	5.400	6,624,061	05/01/20	7.84
Stone Ends Apts.	M&T Realty - Freddie Mac	5.400	24,603,655	05/01/20	7.84
Tamarron Apartments	M&T Realty - Freddie Mac	5.400	14,456,467	05/01/20	7.84
The Manor (VA)	M&T Realty - Freddie Mac	5.400	13,568,406	05/01/20	7.84
Woodmont Village	M&T Realty - Freddie Mac	5.400	9,790,022	05/01/20	7.84
Trexler Park	Greystone - Fannie Mae	4.340	37,746,074	08/01/20	8.09
Arbor Park of Alexandria	Prudential - Fannie Mae	4.350	95,165,350	11/01/20	8.35

PROPERTY	LENDER	INTEREST RATE	06/30/12 BALANCE	MATURITY DATE	YEARS TO MATURITY
New Orleans Park	M & T Realty - Fannie Mae	4.580	23,134,243	11/01/20	8.35
Racquet Club East	PNC - Fannie Mae	4.740	37,026,921	12/01/20	8.43
Heritage Woods Apts	Greystone - Fannie Mae	5.390	14,229,929	01/01/21	8.51
The Meadows at Marlborough	Prudential - Fannie Mae	5.500	20,784,399	01/01/21	8.51
Home Properties of Devon	M & T Realty - Fannie Mae	4.850	59,681,471	08/01/21	9.09
Pleasant View Gardens	Prudential - Fannie Mae	4.510	94,163,486	11/01/21	9.35
Dunfield Townhomes	Midland Mortgage - HUD	5.250	11,235,155	09/01/28	16.18
Highland House	Arbor Comml - Fannie Mae	6.320	5,646,117	01/01/29	16.52
Westwoods	Midland Loan Services - HUD	5.940	3,435,244	06/01/34	21.93
WTD AVG - FIXED SECURED		**5.301**	2,017,286,054		**5.43**
VARIABLE RATE SECURED					
Virginia Village	Wachovia - Freddie Mac	2.075	28,690,947	07/01/15	3.00
Hill Brook Apts	M&T Realty - Freddie Mac	3.529	12,431,296	09/01/16	4.18
Wayne Village	M&T Realty - Freddie Mac	3.626	25,323,306	09/01/16	4.18
Cider Mill Apts	M&T Realty - Freddie Mac	3.409	60,822,825	01/01/17	4.51
The Heights at Marlborough	PNC Real Estate	3.609	22,888,275	01/01/17	4.51
Sherry Lake	M&T Realty - Freddie Mac	3.135	25,222,976	04/01/17	4.76
Falkland Chase	Montgomery Cty HOC-Fannie	1.268	24,695,000	10/01/30	18.27
WTD AVG - VARIABLE SECURED		**2.977**	200,074,626		5.96
WTD AVG - TOTAL SECURED DEBT		**5.092**	2,217,360,680		5.47
FIXED RATE UNSECURED					
Private Placement Senior Notes - Series A	Various Investors	4.460	90,000,000	12/19/18	6.47
Private Placement Senior Notes - Series B	Various Investors	5.000	60,000,000	12/19/21	9.48
Senior Notes	Prudential Life Insurance	4.160	50,000,000	06/27/19	6.99
VARIABLE RATE UNSECURED					
Bank Term Loan	M and T Bank et. al.	1.550	250,000,000	12/08/16	4.44
Bank Demand Loan	M and T Bank	1.550	100,000,000	Demand	
Revolving Line of Credit	M and T Bank et. al.	1.550	175,000,000	12/08/15	3.44
WTD AVG - TOTAL UNSECURED DEBT		**2.377**	725,000,000		5.14
TOTAL COMBINED DEBT		**4.423**	2,942,360,680		5.40

% OF PORTFOLIO - FIXED	75.4%			
% OF PORTFOLIO - VARIABLE	24.6%			
WTG AVG - TOTAL FIXED RATE DEBT		**5.233**		**5.61**
WTD AVG - TOTAL VARIABLE RATE DEBT		**1.944**		**4.65**
WTG AVG - COMBINED DEBT		**4.423**		**5.40**

TOTAL DEBT MATURITY SCHEDULE Exclusive of Revolving Line of Credit

YEAR OF MATURITY	FIXED RATE		VARIABLE RATE		TOTAL	
	WTD AVG RATE	DEBT	WTD AVG RATE	DEBT	DEBT	% OF TOTAL
2012	5.71	5,630,796	-	-	5,630,796	0.20%
2013	6.05	190,701,276	-	-	190,701,276	6.89%
2014	5.22	98,823,690	-	-	98,823,690	3.57%
2015	5.17	228,939,018	2.08	28,690,947	257,629,966	9.31%
2016	5.40	310,008,742	1.82	287,754,603	597,763,345	21.60%
2017	5.78	157,524,000	3.39	108,934,076	266,458,076	9.63%
2018	5.08	311,533,992	-	-	311,533,992	11.26%
2019	5.18	333,983,204	-	-	333,983,204	12.07%
2020	4.83	310,965,534	-	-	310,965,534	11.24%
2021 - 2034	4.90	269,175,801	1.27	24,695,000	293,870,801	10.62%
On Demand	-	-	1.55	100,000,000	100,000,000	3.61%
TOTAL	5.233	$ 2,217,286,054	2.0689	$ 550,074,626	$ 2,767,360,680	100.00%

Unencumbered Properties
6/30/2012

Property		# Units	Market	State
Gateway Village		132	Baltimore	MD
Middlebrooke Apartments		208	Baltimore	MD
Morningside Heights		1,050	Baltimore	MD
The Coves at Chesapeake		469	Baltimore	MD
Westbrooke Apartments		110	Baltimore	MD
Cambridge Court		544	Baltimore	MD
Woodholme Manor	*	177	Baltimore	MD
Howard Crossing	*	1,350	Baltimore	MD
Gardencrest		696	Boston	MA
The Commons at Haynes Farm		302	Boston	MA
The Townhomes of Beverly		204	Boston	MA
The Village at Marshfield		276	Boston	MA
Blackhawk Apartments		371	Chicago	IL
Courtyards Village		224	Chicago	IL
Lakeview Townhomes		120	Chicago	IL
The Colony		783	Chicago	IL
The Gates of Deer Grove		204	Chicago	IL
The New Colonies		672	Chicago	IL
Bayview & Colonial		160	Long Island	NY
Cambridge Village		82	Long Island	NY
Crescent Club		257	Long Island	NY
Heritage Square		80	Long Island	NY
Holiday Square		144	Long Island	NY
Lake Grove Apartments		368	Long Island	NY
Yorkshire Village		40	Long Island	NY
Liberty Commons		120	Portland	ME
East Hill Gardens		33	Northern NJ	NJ
Jacob Ford Village		270	Northern NJ	NJ
Pleasure Bay		270	Northern NJ	NJ
Windsor Realty		67	Northern NJ	NJ
Castle Club		158	Philadelphia	PA
Chesterfield Apartments		247	Philadelphia	PA
Glen Brook		174	Philadelphia	PA
Racquet Club South		103	Philadelphia	PA
Waterview		203	Philadelphia	PA
1200 East West Highway		247	Suburban Washington, DC	MD
Hunter's Glen		108	Suburban Washington, DC	MD
Seminary Hill		296	Suburban Washington, DC	MD
The Courts at Huntington Station		421	Suburban Washington, DC	MD
Woodleaf Apartments		228	Suburban Washington, DC	MD
Braddock Lee		255	Suburban Washington, DC	VA
Mt. Vernon Square		1,387	Suburban Washington, DC	VA
Newport Village		937	Suburban Washington, DC	VA
Somerset Park		108	Suburban Washington, DC	VA
The Apts at Cobblestone Square		314	Suburban Washington, DC	VA
The Courts at Dulles		411	Suburban Washington, DC	VA
Village at Potomac Falls		247	Suburban Washington, DC	VA
Woodway at Trinity Centre	*	504	Suburban Washington, DC	VA

Total Number of Units:	**16,131**
Total Number of Properties:	**48**

* Property added to unencumbered pool during quarter ending 6/30/2012.

Recurring Capital Expenditure Summary

Effective January 1, 2012, the Company updated its estimate of the amount of recurring, non-revenue enhancing capital expenditures incurred on an annual basis for a standard garden style apartment. The Company now estimates that the annual amount is $848 per apartment unit compared to $800 in the prior year. This new amount better reflects current actual costs and the effects of inflation since the last update.

The Company's policy is to capitalize costs related to the acquisition, development, rehabilitation, construction and improvement of properties. Capital improvements are costs that increase the value and extend the useful life of an asset. Ordinary repair and maintenance costs that do not extend the useful life of the asset are expensed as incurred. Costs incurred on a lease turnover due to normal wear and tear by the resident are expensed on the turn. Recurring capital improvements typically include appliances, carpeting and flooring, HVAC equipment, kitchen and bath cabinets, new roofs, site improvements and various exterior building improvements. Non-recurring, revenue generating upgrades include, among other items community centers, new windows, and kitchen and bath apartment upgrades. Revenue generating capital improvements will directly result in increased rental earnings or expense savings. The Company capitalizes interest and certain internal personnel costs related to the communities under rehabilitation and construction.

The table below is a list of the items that management considers recurring, non-revenue enhancing capital and maintenance expenditures for a standard garden style apartment. Included are the per unit replacement cost and the useful life that Management estimates the Company incurs on an annual basis.

Category	Capitalized Cost Per Unit	Useful Life[1]	Capitalized Expenditure Per Unit Per Year[2]	Maintenance Expense Cost Per Unit Per Year[3]	Total Cost Per Unit Per Year
Appliances	$ 1,624	9	$ 180	$ 13	$ 193
Blinds, shades	135	3	45	5	50
Carpets, cleaning	760	4	190	142	332
Computers, equipment, misc.[4]	120	6	20	2	22
Contract repairs	-	-	-	250	250
Exterior painting [5]	84	3	28	-	28
Flooring	250	9	28	24	52
Furnace, air (HVAC)	854	24	36	24	60
Hot water heater	293	7	42	-	42
Interior painting	-	-	-	178	178
Kitchen, bath cabinets upgrades	1,200	15	80	-	80
Landscaping site	-	-	-	120	120
New roof	880	24	37	-	37
Parking lot site	750	15	50	-	50
Pool, exercise facility	147	15	10	38	48
Windows major	1,663	20	83	-	83
Miscellaneous [6]	326	17	19	-	19
Total	$ 9,086		$ 848	$ 796	$ 1,644

[1] Estimated weighted average actual physical useful life of the expenditure capitalized.

[2] This amount is not necessarily incurred each and every year. Some years will be higher, or lower depending on the timing of certain longer life expenditures.

[3] These expenses are included in the Operating and Maintenance line item of the Consolidated Statement of Operations. Maintenance labor costs are not included in the $796 per unit estimate. All personnel costs for site supervision, leasing agents, and maintenance staff are combined and disclosed in the Company's Core Properties expense detail schedule.

[4] Includes computers, office equipment, furniture, and maintenance vehicles.

[5] The level of exterior painting may be lower than other similarly titled presentations as the Company's portfolio has a significant amount of brick exteriors. In addition, the other exposed surfaces are most often covered in aluminum or vinyl.

[6] Includes items such as balconies, siding, and concrete sidewalks.

The breakdown of costs above reflects the Company's unique strategies to improve every property every year regardless of age, and to purchase older properties and rehabilitate and reposition them to enhance internal rates of return. These strategies result in higher costs of capital expenditures and maintenance costs which permit the Company to realize higher revenue growth, higher net operating income growth and a higher rate of property appreciation.

Capital Expenditure Summary

The Company estimates that on an annual basis $848 per unit is spent on recurring capital expenditures in 2012. During the three months ended June 30, 2012 approximately $212 per unit was spent on recurring capital expenditures. For the six months ended June 30, 2012 approximately $424 per unit was spent on recurring capital expenditures. The table below summarizes the actual total capital improvements incurred by major categories and an estimate of the breakdown of total capital improvements by major categories between recurring, and non-recurring revenue generating capital improvements for the three and six months ended June 30, 2012 as follows:

For the three months ended June 30, 2012

($ in thousands, except per unit data)

	Recurring Cap Ex	Per Unit[a]	Non-Recurring Cap Ex	Per Unit[a]	Total Capital Improvements	Per Unit[a]
New buildings	$ -	$ -	$ 530	$ 13	$ 530	$ 13
Major building improvements	1,333	33	6,167	150	7,500	183
Roof replacements	379	9	1,266	31	1,645	40
Site improvements	615	15	5,285	129	5,900	144
Apartment upgrades	1,282	31	12,075	295	13,357	326
Appliances	1,846	45	150	4	1,996	49
Carpeting/flooring	2,235	54	1,428	35	3,663	89
HVAC/mechanicals	800	20	2,850	69	3,650	89
Miscellaneous	205	5	1,109	27	1,314	32
Totals	$ 8,695	$ 212	$ 30,860	$ 753	$ 39,555	$ 965

[a] Calculated using the weighted average number of units owned, including 37,811 core units, 2011 acquisition units of 2,817, and 2012 acquisition units of 390 for the three months ended June 30, 2012.

For the six months ended June 30, 2012

($ in thousands, except per unit data)

	Recurring Cap Ex	Per Unit[a]	Non-Recurring Cap Ex	Per Unit[a]	Total Capital Improvements	Per Unit[a]
New Buildings	$ -	$ -	$ 701	$ 17	$ 701	$ 17
Major building improvements	2,653	65	7,979	195	10,632	260
Roof replacements	755	18	1,329	33	2,084	51
Site improvements	1,225	30	7,163	175	8,388	205
Apartment upgrades	2,551	63	22,499	551	25,050	614
Appliances	3,674	90	218	5	3,892	95
Carpeting/flooring	4,450	109	2,545	62	6,995	171
HVAC/mechanicals	1,592	39	5,217	128	6,809	167
Miscellaneous	408	10	2,180	53	2,588	63
Totals	$ 17,308	$ 424	$ 49,831	$ 1,219	$ 67,139	$ 1,643

[a] Calculated using the weighted average number of units owned, including 37,811 core units, 2011 acquisition units of 2,817, and 2012 acquisition units of 195 for the six months ended June 30, 2012.

Capital Expenditure Summary (continued)

The schedule below summarizes the breakdown of total capital improvements between core and non-core as follows:

For the three months ended June 30, 2012
($ in thousands, except per unit data)

	Recurring Cap Ex	Per Unit[(a)]	Non-Recurring Cap Ex	Per Unit[(a)]	Total Capital Improvements	Per Unit[(a)]
Core Communities	$ 8,015	$ 212	$ 27,317	$ 722	$ 35,332	$ 934
2012 Acquisition Communities	38	212	-	-	38	212
2011 Acquisition Communities	642	212	3,543	1,258	4,185	1,470
Sub-total	8,695	212	30,860	753	39,555	965
Corporate office expenditures [(b)]	-	-	-	-	761	-
	$ 8,695	$ 212	$ 30,860	$ 753	$ 40,316	$ 965

[(a)] Calculated using the weighted average number of units owned, including 37,811 core units, 2011 acquisition units of 2,817, and 2012 acquisition units of 390 for the three months ended June 30, 2012.

[(b)] No distinction is made between recurring and non-recurring expenditures for corporate office. Corporate office expenditures includes principally computer hardware, software, office furniture, fixtures and leasehold improvements. Corporate office expenditures are excluded from per unit figures.

For the six months ended June 30, 2012
($ in thousands, except per unit data)

	Recurring Cap Ex	Per Unit[(a)]	Non-Recurring Cap Ex	Per Unit[(a)]	Total Capital Improvements	Per Unit[(a)]
Core Communities	$ 16,031	$ 424	$ 43,515	$ 1,151	$ 59,546	$ 1,575
2012 Acquisition Communities	38	424	-	-	38	424
2011 Acquisition Communities	1,239	424	6,316	2,242	7,555	2,666
Sub-total	17,308	424	49,831	1,219	67,139	1,643
Corporate office expenditures [(b)]	-	-	-	-	1,559	-
	$ 17,308	$ 424	$ 49,831	$ 1,219	$ 68,698	$ 1,643

[(a)] Calculated using the weighted average number of units owned, including 37,811 core units, 2011 acquisition units of 2,817, and 2012 acquisition units of 195 for the six months ended June 30, 2012.

[(b)] No distinction is made between recurring and non-recurring expenditures for corporate office. Corporate office expenditures includes principally computer hardware, software, office furniture, fixtures and leasehold improvements. Corporate office expenditures are excluded from per unit figures.

Adjusted Net Operating Income - Core Properties
($ in thousands)

	Quarter 6/30/2012	Quarter 6/30/2011	Change
Net Operating Income	$ 90,834	$ 84,103	8.0%
Less: Non Recurring Cap Ex @ 6%	(1,639)	-	-
Adjusted Net Operating Income	$ 89,195	$ 84,103	6.1%

Some of our Core Property NOI reflects incremental investments in the communities above and beyond normal capital replacements. After charging ourselves a 6% cost of debt capital on these additional expenditures, what we refer to as the adjusted NOI for the quarter is recalculated and presented above.

Development Pipeline as of June 30, 2012

($ in thousands)

	Property Type	# of Units at Completion	Estimated Costs	Estimated Costs Per Unit	Costs Incurred [1]	Construction Start	Initial Occupancy	Construction Completion	% Complete [2]	% Leased [3]	% Physical Occupancy [4]
Under construction:											
The Apartments at Cobblestone Square [5] Fredericksburg, VA	Garden	314	$ 49,100	$ 156.4	$ 46,781	1Q 11	4Q 11	2Q 12	100.0%	88.2%	83.1%
Eleven55 Ripley Silver Spring, MD	High Rise	379	111,200	293.4	39,142	4Q 11	3Q 13	1Q 14	0.0%	n/a	n/a
Courts at Spring Mill Station Conshohocken, PA	Donut/Podium	385	89,000	231.2	14,368	2Q 12	4Q 13	2H 14	0.0%	n/a	n/a
Pre-construction:											
Falkland North [6] Silver Spring, MD	High Rise	tbd	tbd	tbd	4,735	tbd	tbd	tbd	n/a	n/a	n/a
Under contract:											
Westpark Tysons (part of Arbor Row final development plan) [6] Tysons Corner, VA	Mid Rise/High Rise	600+	205,000	tbd	691	1H 14	tbd	tbd	n/a	n/a	n/a
Total					$ 105,717						

[1] Costs classified as Construction in Progress at June 30, 2012 are comprised of:

Courts at Spring Mill Station	$ 14,368
Eleven55 Ripley	39,142
The Apartments at Cobblestone Square	24,354
	$ 77,864

[2] Represents the percentage of units that have been completed and are available to rent as of August 1, 2012.

[3] Represents the percentage of units that have been leased as of August 1, 2012.

[4] Represents the percentage of units occupied as of August 1, 2012.

[5] Final Certificates of Occupancy were received in 2Q'12 with all units available for rent; however, costs are still being incurred after 6/30/12. All assets have not yet been transferred out of CIP due to ongoing construction costs through substantial completion which is expected in 3Q'12.

[6] Costs incurred are classified as Other Assets at June 30, 2012 for these projects.

2012 Earnings Guidance	Actual First Quarter	Actual Second Quarter	Third Quarter	Fourth Quarter	Year
2012 compared to 2011					
FFO per share - **2012** guidance	$0.979	$0.955	$1.03 - $1.07	$1.00 - $1.04	$3.96 - $4.04
Actual/Midpoint of guidance	$0.979	$0.955	$1.05	$1.02	$4.00
FFO per share - **2011** actual	$0.865	$0.867	$0.866	$0.934	$3.539
Improvement projected	13.2%	10.1%	21.3%	9.2%	13.0%

2012 compared to 2011 based on "Operating FFO"					
FFO per share - **2012** Operating FFO	$0.979	$1.000	$1.03 - $1.07	$1.00 - $1.04	$4.01 - $4.09
Midpoint of guidance	$0.979	$1.000	$1.05	$1.02	$4.05
Operating FFO per share - **2011** actual	$0.865	$0.869	$0.896	$0.959	$3.599
Improvement projected	13.2%	15.1%	17.2%	6.3%	12.5%

Difference between FFO and OFFO is expensed acquisition costs

Same store assumptions:					
Same store total revenue growth	4.6%	4.8%	4.0% - 4.75%	4.0% - 4.75%	4.25% - 5.0%
Same store expense growth	-2.8%	-0.3%	1.5% - 2.0%	4.0% - 4.5%	0.5% - 1.0%
Same store NOI growth	9.9%	8.0%	5.75% - 6.25%	4.0% - 4.6%	6.5% - 7.5%

The midpoint of revenue growth is now 4.6% versus 4.5% previously provided.

The midpoint of expense growth is now 0.75% versus 2.5% previously provided.

The midpoint of NOI growth is now 7.0% versus 6.0% previously provided.

Occupancy assumptions:					
Same store **2012** physical occupancy	95.5%	96.2%	95.9%	95.6%	95.8%
Same store **2011** physical occupancy	95.3%	95.8%	95.5%	95.3%	95.5%
Change in occupancy	0.2%	0.4%	0.4%	0.3%	0.3%

The occupancy projected for 2012 is now 95.8% versus 95.5% previously provided.

2012 Earnings Guidance

General & Administrative costs are expected to range between $31.9 million and $32.5 million. The first two quarters included normal equity grants, pushing the dollar amount up higher in comparison to the year as a whole. The first quarter expense was $8.3 million, the second quarter expense was $11.0 million, and the last two quarters settle back down to a range of $6.2 million to $6.6 million, only slightly higher than last guidance given for second half of year.

Interest Expense is projected to be $127.9 million to $128.5 million for the year.

	Actual First Quarter	Actual Second Quarter	Third Quarter	Fourth Quarter	Year Quarter
Development NOI 2012 projected run rate	$1,360	$1,965	$2,250	$2,600	$8,175

(This represents two properties still under construction or lease-up in 2012, Courts at Huntington Station and Cobblestone Square)

Acquisition range of $300 million to $400 million. Midpoint of range now $350 million versus $250 million previously provided.

Expense from acquisition costs for 2012 of $3.1 million versus $1.6 million previously provided.

Disposition range of $250 million to $300 million. Midpoint of range now $275 million versus $100 million previously provided.

Development spend of $90 million.   **Unchanged from original guidance**

Capital expenditures:

Recurring	$34 million	**Unchanged from original**
Upgrading and repositioning	$100 million	**guidance**